Japan Airlines System Corporation

Shinagawa Intercity Tower-A, 2-15-1 Konan,
Minato-ku, Tokyo108-6024
Tel.: 81-3-5769-6462 Fax:81-3-5769-6492


03024141

June 18, 2003

Mr. Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SUPPL

Dear Mr. Dudek:

We, Japan Airlines System Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration.

1. Notice of Convening of 1st Annual General Meeting of Shareholders. (June 9, 2003) English
2. Notice of Convening of 1st Annual General Meeting of Shareholders. (June 9, 2003) Japanese
3. Financial Documents for the 1st Term (from October 2, 2002 to March 31, 2003). English
4. Financial Documents for the 1st Term (from October 2, 2002 to March 31, 2003). Japanese

These documents are enclosed with this letter. Please indicate the date of receipt of these documents by either facsimile or by email mentioned below.
If you have any questions, please do not hesitate to contact us.
Thank you very much in advance.

Yours sincerely,

Katsumasa Tomizawa

Katsumasa Tomizawa

Manager,
Investor Relations
Japan Airlines System Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
katsumasa.tomizawa@jal.com

dlw 6/30


03 JUN 25 7:21

June 9, 2003

To All Shareholders

Re: Notice of Convening of 1st Annual General Meeting of Shareholders

Dear shareholder:

This is to inform you that the 1st annual general meeting of shareholders of the Company will be held according to the schedule indicated below. In this regard, we request your attendance at this meeting.

If you are unable to attend the meeting on that day, you will still be able to exercise your voting rights by written proxy. In such case, please refer to the following reference document and return the enclosed form for exercising voting rights by proxy after indicating your approval or disapproval and affixing your official seal or signature.

1. Date and Time: June 26, 2003 (Thursday), 10:00 AM
2. Location: Hotel New Otani, Main Bldg. 1F "Tsurunoma Room,"
   4-1 Kioi-cho, Chiyoda-ku, Tokyo
3. Contents of the Meeting
   Reports: Reporting of the balance sheet for the period ending on March 31, 2003 along with reporting of the business report and profit and loss statement for the 1st term (from October 2, 2002 to March 31, 2003)
   Resolutions:
   Item 1: Approval of proposed appropriation of retained earnings for the 1st term
   Item 2: Partial alteration of the articles of incorporation. A summary of the proposed resolutions is described in the following Reference Document for Exercising Voting Rights" (page 2 to 6).
   Item 3: Election of 15 directors
   Item 4: Election of 6 auditors
   Item 5: Presentation of retirement gratuity for outgoing directors

Very truly yours,

Isao Kaneko
President & CEO, Japan Airlines System Corporation
15-1, Konan 2-chome,
Minato-ku, Tokyo, Japan

When you attend the meeting, please submit the enclosed form for exercising voting rights to the receptionist at the meeting site.

Reference Document for Exercising Voting Rights

1. Total shareholder voting rights: 1,927,821

2. Proposed resolutions and reference matters

Proposed Resolution No.1: Approval of Proposed Appropriation of Retained Earnings for the First Term

Details of proposed appropriation of retained earnings are as stated on page 17 of the attached Report for the First Term.

During the current term, both consolidated sales and ordinary profits went below the initial projections due to the situation in Iraq and other factors, but taking into consideration medium-term prospects of revenue and expenditure as well as the importance of dividends and other factors, we will pay a common dividend of four yen per share for the term.

Proposed Resolution No. 2: Alteration of Part of the Articles of Incorporation

1. List of the proposed resolution and the reason for alteration

(1) With the enforcement of the Law Concerning Partial Amendment to the Commercial Code and the Law for the Special Provisions of the Commercial Code for the Audit of Stock Companies, etc. (Law No. 149 of 2001) on May 1, 2002, stock companies are now allowed to establish regulations for lightening the liabilities of their Directors and Statutory Auditors. Therefore, this resolution proposes to establishment new regulations to release Directors and Statutory Auditors from certain liabilities within the scope stipulated by law (new Articles 21.1 and 27). Stock companies are also allowed to conclude contracts with their outside Directors for limiting their liabilities, and therefore, this resolution also proposes to establish a new necessary regulation (new Article 21.2). With respect to the submission of this proposed resolution to the forthcoming General Assembly of Shareholders, unanimous approval by the Board of Statutory Auditors has been obtained.

(2) With the enforcement of the Law Concerning Partial Amendment to the Commercial Code, etc. (Law No. 44 of 2002) on April 1, 2003, stock companies are now allowed to relax the quorum for special resolutions at the General Meeting of Shareholders as stipulated in Article 343 of the Commercial Code by including a new regulation to that effect in their article of incorporation. Therefore, in order to ensure more flexible deliberations for matters related to special resolutions, the resolution proposes to establish a new necessary regulation (new Article 14.2).
With the creation of the stock certificate invalidation system, the resolution also proposes to make necessary alterations to Article 7 (Shares Handling Regulations) and Paragraph 3 of Article 10 (Transfer Agent) of the current Articles of Incorporation.

(3) If the bill for the Law Concerning Partial Amendment to the Civil Aeronautics Law, which is currently being considered, is promulgated and enforced as proposed, the percentage of foreign and other shareholders to total shareholder voting rights for the holding company of air transport operators in Japan will be limited. In this backdrop, the resolution proposes to establish a new necessary regulation (new Article 7) in this respect.
It will be stipulated in the Supplementary Provisions that the new regulation will take effect on the date of enforcement for the said law.

(4) In order to build an integrated operation system for the JAL group through functional office arrangement, plans call for the group's head office functions to be concentrated in the JAL Building where Japan Airlines Co., Ltd. is currently located. Accordingly, the resolution proposes to alter the provision of Article 3 of the current Articles of Incorporation so as to read as follows: The head office shall be located in Shinagawa-ku, Tokyo.
It is planned that the head office will be relocated to the JAL Building in the second half of fiscal 2003, and the change of the location of the head office will take effect on the date of actual relocation with the decision on the specific date of relocation left to the Board of Directors. The provision to that effect will be included in the Supplementary Provisions.

(5) Article 1 (Shares to Be Issued upon the Incorporation by Transfer of Shares), Article 2 (First Fiscal Year) and Article 3 (First Term of Office for Statutory Auditors) of the Supplementary Provisions for the current Articles of Incorporation stipulate the necessary matters for the establishment of the Company and will become unnecessary upon the termination of the forthcoming General Meeting of Shareholders. Therefore, the resolution proposes to delete these Articles.
Article 4 (Request for Purchase of Additional Shares) of the Supplementary Provisions for the current Articles of Incorporation provides for the date when the change of requests for purchase of additional shares takes effect, and the date has already been passed. Therefore, the resolution proposes to delete this Article.

(6) In addition, the resolution proposes to change the article numbers according to the establishment of new provisions.

2. Details of alterations

Details of alterations are as specified below (underlined are the altered portions):

Proposed alterations

Current Articles of Incorporation	Alteration
(Location of Head Office) Article 3. The Company shall have its head office in Minato-ku, Tokyo.	(Location of Head Office) Article 3. The Company shall have its head office in Shinagawa-ku, Tokyo.
(Newly added)	(Limitation on Inclusion of Foreigners and Other Persons in Register of Shareholders and Register of Beneficial Shareholders) Article 7. If the Company receives from a person who falls into one of the categories listed in the items below a request for inclusion of their name and address in the register of shareholders and the register of beneficial shareholders and if its acceptance of such a request causes the total voting rights owned by persons who fall into one of the categories listed in the items below to represent one-third of the total voting rights for the Company or more, the Company shall refuse such inclusion. (1) Person who does not have Japanese citizenship (2) Foreign country, foreign public body or similar entity (3) Corporation or other organization established under foreign laws and regulations
(Shares Handling Regulations) Article 7. All handling procedures for shares and rights for subscription of new shares, including, but not limited to, exercise of voting rights or other shareholder's rights by electronic	(Shares Handling Regulations) Article 8. All handling procedures for shares and rights for subscription of new shares, including, but not limited to, exercise of voting rights or other shareholder's rights by electronic

means, types of share certificates, registration of transfer of share ownership and rights for subscription of new shares on the register of shareholders, entry and record of the transfer on the register of beneficial shareholders, purchase by the Company of its shares falling short of one unit, registration of pledges of shares of the Company and cancellation of such registration, issuance of replacement share certificates, registration and indication of trust of fiduciary interest in shares and rights for subscription of new shares of the Company and cancellation thereof, and fees chargeable by the Company therefor, shall be governed by these Articles of Incorporation and the Shares Handling Regulations adopted by the Board of Directors.	means, types of share certificates, registration of transfer of share ownership and rights for subscription of new shares on the register of shareholders, entry and record of the transfer on the register of beneficial shareholders and the register of lost share certificates, purchase by the Company of its shares falling short of one unit, registration of pledges of shares of the Company and cancellation of such registration, issuance of replacement share certificates, registration and indication of trust of fiduciary interest in shares and rights for subscription of new shares of the Company and canc ellation thereof, and fees chargeable by the Company therefor, shall be governed by these Articles of Incorporation and the Shares Handling Regulations adopted by the Board of Directors.
Article 8. (Provisions omitted)	Article 9. (Same as the current provision)
(Record Data) Article 9. Only the shareholders of the Company whose names appear or are recorded in the register of shareholders or the register of beneficial shareholders as of the 31st day of March of any year shall be entitled to exercise their voting rights at the Annual General Meeting of Shareholders to be held in that year. 2. In addition to the cases referred to in Section 9.1 and Article 26 hereof, the Company may, as and when authorized to do so by a resolution of the Board of Directors, fix a record date to determine the shareholders or their pledgees who are entitled to exercise any right as such, upon giving appropriate prior public notice.	(Record Data) Article 10. (Same as the current provision) 2. In addition to the cases referred to in Section 9.1 and Article 29 hereof, the Company may, as and when authorized to do so by a resolution of the Board of Directors, fix a record date to determine the shareholders or their pledgees who are entitled to exercise any right as such, upon giving appropriate prior public notice.2.
(Transfer Agent) Article 10. The Company shall have a share transfer agent for its shares 2. Such share transfer agent and its place of the handling business shall be selected by resolution of the Board of Directors and public notice thereof shall be given in due course. 3. The register of shareholders, the register of beneficial shareholders and the register of the rights for subscription of new shares of the Company shall be kept at the place of the handling business of the transfer agent, and the registration of transfers of shares and rights for subscription of new shares, and the purchase of shares constituting less than one unit and other matters concerning shares and rights for subscription of new shares shall be handled by the transfer agent and not by the Company.	(Transfer Agent) Article 11. (Same as the current provision) 2. (Same as the current provision) 3. The register of shareholders, the register of beneficial shareholders, the register of the rights for subscription of new shares of the Company and the register of lost share certificates shall be kept at the place of the handling business of the transfer agent, and the registration of transfers of shares and rights for subscription of new shares, entry into or record in the register of lost share certificates, and the purchase of shares constituting less than one unit and other matters concerning shares and rights for subscription of new shares shall be handled by the transfer agent and not by the Company.
Articles 11 and 12 ((Provisions omitted)	Articles 12 and 13 (Same as the current

	provision)
(Resolutions of Shareholders) Article 13. Except as otherwise provided by law or by these Articles of Incorporation, all resolutions at a General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the voting rights owned by shareholders represented at the meeting. (Newly added)	(Resolutions of Shareholders) Article 14. Except as otherwise provided by law or by these Articles of Incorporation, all resolutions at a General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the voting rights owned by shareholders represented at the meeting. 2. Resolutions that should be adopted in accordance with the provision of Article 343 of the Commercial Code shall be adopted by a majority of two-thirds of the voting rights of shareholders who have one-third of the total shareholder voting rights or more and are represented at the meeting.
Articles 14 to 19 (Provisions omitted)	Articles 15 to 20 (Same as the current provision)
(Newly added)	(Exemption of Directors from Liabilities) Article 21. In accordance with the provision of Article 266.12 of the Commercial Code, the Company, by means of a resolution by the Board of Directors, may exempt its Directors (including those who were Directors) from liabilities for acts specified in Article 266.1.5 within the limit stipulated by law. 2. In accordance with the provision of Article 266.19 of the Commercial Code, the Company may conclude contracts with its outside Directors to limit their liabilities for compensation for damage arising from acts specified in Article 266.1.5. The limit to damages paid in accordance with the contracts, however, shall be as provided by law.
Article 20 (Provisions omitted)	Article 22 (Same as the current provision)
(Election of Statutory Auditors) Article 21. The provisions of Article 16.1 shall apply *mutatis mutandis* to the election of Statutory Auditors.	(Election of Statutory Auditors) Article 23. The provision of Article 17.1 shall apply *mutatis mutandis* to the election of Statutory Auditors.
Articles 22 to 24 (Provisions omitted)	Articles 24 to 26 (Same as the current provision)
(Newly added)	(Exemption of Statutory Auditors from Liabilities) Article 27. In accordance with the provision of Article 266.12 of the Commercial Code to which Article 280.1 of the Code is applied *mutatis mutandis*, the Company, by means of a resolution by the Board of Directors, may exempt its Statutory Auditors (including those who were Statutory Auditors) from liabilities within the limit stipulated by law.
Articles 25 to 27 (Provisions omitted)	Articles 28 to 30 (Same as the current provision)
Supplementary Provisions	Supplementary Provisions

(Shares to Be Issued upon the Incorporation by Transfer of Shares) Article 1. The Company shall be incorporated pursuant to Article 364 (Transfer of Shares) of the Commercial Code. 2. The total number of shares to be issued upon the incorporation of the Company shall be the aggregate number of 1,980,465,250 ordinary shares and the same number of ordinary shares as issued upon conversion, between April 1, 2002 and the day immediately preceding the date of the transfer of shares, of convertible bonds issued by JAPAN AIRLINES COMPANY LTD.	(Deleted)
(First Fiscal Year) Article 2. The first fiscal year of the Company shall be from the date of the incorporation of the Company to the 31st day of March 2003.	(Deleted)
(First Term of Office of Statutory Auditors) Article 3. Notwithstanding Article 22, the first term of office of a Statutory Auditor shall expire upon the closing of the Annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after his assumption of the position of statutory auditor.	(Deleted)
(Purchase Request) Article 4. The revisions of the Articles of Incorporation (Article 6 Paragraph 3, Article 7 and Article 10 Paragraph 3) related to purchase requests by shareholders who hold the Company's shares falling short of one unit shall take effect on April 1, 2003.	(Deleted)
(Newly added)	(Relocation of Head Office) Article 1. The change of the location of the Company's head office (Article 3) shall take effect on the date of relocation decided by the meeting of the Board of Directors, which will be held by the last day of March 2004.
(Newly added)	(Limitation of Inclusion of Foreigners and Other Persons in Company's Register of Shareholders and That of Beneficial Shareholders) Article 2. The additional provision concerning the limitation of inclusion of foreigners and other persons in the register of shareholders and the register of beneficial shareholders (Article 7) shall take effect from the day when the Law Concerning Partial Amendment to the Civil Aeronautics Law (allowing the holding companies of air transport operators in Japan to limit the content of the newly added Article 7 of the Articles of Incorporation) is enforced.

Proposed Resolution No. 3: Election of 15 directors

Since the term of the currently serving 15 directors will have expired as of the conclusion of the general meeting of shareholders, shareholders are requested to elect 15 directors for the coming fiscal year.

The candidates for the position of director are as indicated below.

Candi-date no.	Name (date of birth)	Background and representation status at other companies		No. of shares of the Company held	Presence of special interest in the Company
1	Isao KANEKO (Born on March 1, 1938)	April 1960 June 1991 June 1995 June 1997 June 1998 October 2002 April 2003	Joined JAL Director Managing Director Senior Managing Director President President & CEO, JALS (currently serving) Chairman, JAL (currently serving)	25,407	None
2	Toshiyuki SHINMACHI (Born on January 20, 1943)	April 1965 June 1997 April 2000 April 2001 October 2002	Joined JAL Director Managing Director Senior Managing Director (currently serving) Senior Managing Director, JALS (currently serving)	17,000	None
3	Takenori MATSUMOTO (Born on February 5, 1944)	April 1968 June 2000 June 2001	Joined Ministry of Transport Director, JAS Managing Director (currently serving)	3,600	None
4	Hidekazu NISHIZUKA (Born on January 29, 1946)	April 1968 June 1998 April 2001 October 2002 [Representation status at other companies] President, Saga Airport Refueling Deposit Co., Ltd.	Joined JAL Director Managing Director (currently serving) Managing Director, JALS (currently serving)	14,081	None
5	Fumitaka KURIHARA (Born on January 3, 1943)	April 1966 May 1997 June 1999 June 2001 October 2002	Joined Japan Domestic Airlines Co.,Ltd Deputy General Manager, Corporate Planning, JAS Operating Officer & General Manager, Corporate Planning Director Managing Director, JALS (currently serving)	4,600	None
6	Gentaro MARUYAMA (Born on October 12, 1946)	July 1971 June 1997 April 1999	Joined JAL General Manager, Accounting Operating Officer	6,000	None

		June 2000 Director October 2002 Managing Director, JALS (currently serving) [Representation status at other companies] President, JAL LIVRE Co., Ltd. President, JAL Capital Co., Ltd. President, ALIVE INSURANCE PTE., LTD. President, TRIPLE A LIMITED		
7	Nobuyoshi SERA (Born on February 9, 1942)	April 1965 Joined Toa Airways Co.,Ltd May 1997 Deputy General Manager, Sales Div, JAS June 1999 Vice President, Harlequin Air Corporation March 2000 General Manager, Planning office, Marketing Div., JAS May 2001 General Manager, Accounting June 2001 Operating Officer & General Manager, Accounting October 2002 Director, JALS (currently serving)	5,500	None
8	Susumu MIYOSHI (Born on April 4, 1946)	April 1970 Joined JAL December 1995 General Manager, Legal Affairs April 2001 Operating Officer (currently serving) October 2002 Director, JALS (currently serving)	6,782	None
9	Minoru MORIKAWA (Born on February 5, 1936)	April 1960 Joined Kita-Nihon Airlines Co., Ltd. June 1987 Director, Toa Domestic Airlines Co.,Ltd June 1991 Managing Director, JAS June 1993 Senior Managing Director June 1997 Vice President June 2001 Executive Vice President (currently serving) October 2002 Vice President, JALS (currently serving)	13,654	None
10	Katsuo HANEDA (Born on January 23, 1943)	April 1965 Joined JAL June 1995 Director June 1999 Managing Director April 2001 Senior Managing Director June 2002 Vice president October 2002 Director, JALS (currently serving) April 2003 President, JAL (currently serving)	41,040	None
11	Takashi MASUKO (Born on July 27, 1942)	April 1965 Joined JAL June 1997 Director April 2000 Managing Director April 2001 Senior Managing Director June 2002 Vice President (currently serving) October 2002 Director, JALS (currently serving)	12,155	None
12	Toshiki OKAZAKI (Born on August 22,	April 1965 Joined JAL June 1997 Director	12,615	None

	1941)	April 2000 April 2000 Managing Director June 2001 President, JAA June 2002 President, JAL Sales Network Co., Ltd. (currently serving) (October 4, 2002 The company's name has been changed to JAL Sales)		
13	Shunji KONO (Born on August 1, 1927)	June 1990 President, Tokio Marine and Fire Insurance Co., Ltd. June 1996 Chairman June 1997 Director, JAL (Scheduled to retire on June 26, 2003) June 2001 Adviser, Tokio Marine and Fire (currently serving) October 2002 Director, JALS (currently serving) [Representation status at other companies] Representative Director, Shinko Building Co., Ltd.	2,000	None
14	Ken MOROI (Born on April 23, 1928)	August 1986 Chairman, Chichibu Cement Co., Ltd. October 1994 Chairman, Chichibu Onoda Cement Corporation June 1996 Senior Adviser October 1998 Senior Adviser, TAIHEIYO CEMENT CORPORATION June 1999 Director, JAL (Scheduled to retire on June 26, 2003) June 2000 Adviser, TAIHEIYO CEMENT CORPORATION (currently serving) October 2002 Director, JALS (currently serving)	0	None
15	Shinobu SHIMIZU (Born on February 3, 1931)	June 1981 Director, Tokyu Corp. June 1985 Managing Director December 1987 Senior Managing Director April 1995 President June 1997 Director, JAS (currently serving) June 2001 Chairman, Tokyu Corp. (currently serving) October 2002 Director, JALS (currently serving) [Representation status at other companies] President, Three hundred Club Co., Ltd. President, Tokyu Bunkamura, Inc.	0	None

Shunji Kohno, Ken Moroi and Shinobu Shimizu satisfy the requirements for outside directors as stipulated in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

Proposed Resolution No. 4: Election of 6 auditors

Since the term of the currently serving 6 auditors will have expired as of the conclusion of the general meeting of shareholders, shareholders are requested to elect 6 auditors for the coming fiscal year.

Approval of the board of auditors was made in advance of this proposed resolution.

The candidates for the position of auditors are as indicated below.

Candi-date no.	Name (date of birth)	Background and representation status at other companies		No. of shares of the Company held	Presence of special interest in the Company
1	Yasunaka FURUKAWA (Born on June 14, 1942)	April 1965 June 1997 June 1999 October 2002	Joined JAL Deputy General Manager, Related Industries Office Standing Auditor Standing Auditor, JALS & Auditor, JAL (currently serving)	23,450	None
2	Toshiyuki SAKAI (Born on September 6, 1940)	April 1963 June 1997 June 2001 October 2002	Joined Kita-Nihon Airlines Co.,Ltd. Director, JAS Managing Director Standing Auditor, JALS & Auditor, JAS (currently serving)	5,400	None
3	Shigeo MATSUI (Born on July 15, 1944)	April 1967 June 1997 June 1999 March 2000 April 2000 March 2001 June 2001 October 2002	Joined JAL Regional Manager, Singapore Managing Director, JAL Leasing Co., Ltd. President Senior Managing Director, JAL Group Finance Co., Ltd. Director, JAL Leasing Co., Ltd. Standing Auditor, JAL Standing Auditor, JALS & Auditor, JAL (currently serving)	4,000	None
4	Seiso NEO (Born on March 8, 1944)	April 1966 June 1997 April 2000 June 2000 June 2001 October 2002	Joined JAL Vice President, Aircraft Systems Maintenance Center Adviser, Japan Asia Airways Co., Ltd. Director Standing Auditor, JAL (currently serving) Auditor, JALS (currently serving)	13,812	None
5	Yoshihisa AKIYAMA (Born on September 10, 1931)	November 1991 May 1997 June 1998 (Scheduled to retire on June 26, 2003) May 1999	President, The Kansai Electric Power Co., Inc. Vice Chairman, Kansai Economic Federation Auditor, JAL Chairman, Kansai Economic	0	None

		Federation (currently serving) June 1999 Chairman, The Kansai Electric Power Co., Inc. (currently serving) June 1999 Chairman, Keihanna Co., Ltd. (currently serving) October 2002 Auditor, JALS (currently serving)		
6	Masao NISHIMURA (Born on November 18, 1932)	June 1993 Vice President, The Industrial Bank of Japan, Ltd. June 1996 President June 2000 Auditor, JAL (Scheduled to retire on June 26, 2003) September 2000 Chairman, MHHD & President, The Industrial Bank of Japan, Ltd. April 2002 Senior Adviser, Mizuho Financial Group, Inc. October 2002 Auditor, JALS (currently serving)	0	None

Yoshihisa Akiyama and Masao Nishimura are outside auditors as stipulated in Article 18, Paragraph 1 of the Law for the Special Provisions of the Commercial Code for the Audit of Stock Companies, etc.

Proposed Resolution No. 5: Presentation of Retirement Gratuity for Outgoing Directors

In recognition of the meritorious service performed by directors Hiromi Funabiki and Masahide Ochi, who will resign following completion of their terms at the conclusion of the general meeting of shareholders, shareholders are requested to entrust the board of directors with the presentation of a retirement gratuity within the scope of an appropriate amount based on the internal regulations of the Company, along with the specific amount, the time of presentation, the method of that presentation and so forth.

The backgrounds of the outgoing directors are as indicated below

Name	Background
Hiromi FUNABIKI	October 2002 Representative Director, JALS (currently serving)
Masahide OCHI	October 2002 Vice President, JALS (currently serving)

Financial Documents for the 1st Term

Business Report, Balance Sheet, Profit and Loss Statement and Proposed Appropriation of Retained Earnings for the 1st Term (from October 2, 2002 to March 31, 2003)

Japan Airlines System Corporation

Business Report (From October 2, 2002 to March 31, 2003)

1. Business Overview

(1) Trends and Results of JAL Group Operation

The nation's economy during the current term remained severe with the future of the world's economy being unpredictable, employment and personal income statistics being bleak, and personal spending remaining low, although there were signs of recovery seen in some corporate income data.

Given this backdrop, Japan Airlines Co., Ltd. (hereafter referred to as JAL) and Japan Air System Co., Ltd. (hereafter referred to as JAS) established our Japan Airlines System Corporation (hereafter referred to as the Company) on October 2, 2002 utilizing the share transfer method, after receiving approval from shareholders at the shareholders' meeting in June 2002. Thus, the new JAL Group was born.

JAL Group aims at maximizing the benefits of the management consolidation and building a robust corporate infrastructure based on well-balanced international and domestic operations, thereby becoming the world's top-class air transportation group. As the specific measures towards that end, JAL Group, immediately upon establishment, has embarked on the following: an increase in the number of flights for routes where competitors had been stronger in the past in order to promote competition, enhance network, and improve efficiency of route operations; elimination of redundant JAL and JAS routes for more efficient utilization of management resources; and improvement of flight timetable.

In addition, JAL Group has implemented a number of measures to reap the harvest of the management consolidation as early as possible. Those measures include:

1) centralization of operations to reorganized passenger sales subsidiaries,
2) merger of subsidiaries that had planned/produced travel products to centralize operations to one international and one domestic travel company,
3) centralization of operations to reorganized cargo sales subsidiaries,
4) reduction of rent and other expenses by centralizing urban and airport facilities,
5) merger of financial/lease subsidiaries, and
6) separation of the accounting department to create a separate corporate entity.

Moreover, in line with the centralization of operations through the establishment of a partnership in the mileage program and the centralization of sales organization, we have created our Group brand by introducing a unified brand (new logo), renewing aircraft exterior design, and introducing a unified brand name for our package tour products, to maximize our brand power and strengthen our competitiveness.

Regarding the system integration between JAL and JAS, we are currently carefully preparing for the implementation of the integrated system in April 2004, with the first priority given to ensuring reliability for our customers and improving their convenience. We have provided a partial integrated booking service for the time being and will continue to provide integrated services as soon as they become available.

As a result of those measures, the Group's consolidated accounts (of 171 consolidated subsidiaries and 27 equity-method affiliates) have resulted in an annual operating income of ¥2,083,400 million, an operating profit of ¥10,500 million, an ordinary profit of ¥15,800 million, and a current term profit of ¥11,600 million.

JAL individual results show total transported international and domestic passenger and cargo weight of 12,104,170,000 ton-km and an operating income of ¥1,233,800 million, up 7.0% and 5.5%, respectively, from the previous term. This has resulted in an operating profit of ¥700 million, an ordinary profit of ¥8,300 million, and a current term profit of ¥18,700 million.

JAS unconsolidated results show total transported international and domestic passenger and cargo weight of 1,414,650,000 ton-km and an operating income of ¥338,100 million, down 2.2% and 6.2%, respectively, from the previous term. This has resulted in an operating loss of ¥2,300 million, an ordinary loss of ¥4,600 million, and a current term loss of ¥4,600 million.

In the area of safety of operations, "maintaining aviation safety" remains the first-and foremost challenge in the Group's operation. Upon forming the new Group, we have expressed our commitment to safety in the below-mentioned Safety Charter, and shall strive to ensure aviation safety.

The status of business activities of the main business companies within JAL Group is as follows:

(i) JAL
International Passenger Business

JAL implemented the below-described measures to recover the demand that plummeted due to the multiple terrorist attacks on the U.S. in September 2001, as well as to ensure its share in the increasingly harsh competition after the temporary runway service was started at Narita Airport.

In terms of route operations, utilizing the provisional number two runway that opened in April at Narita Airport, JAL gradually increased the number of flights mainly from Tokyo to such destinations as London, Paris, Beijing, Shanghai, and Seoul, and opened new services to Hanoi (in April) and Xiamen (in June). Furthermore, by the end of the fiscal year, JAL built one of the world's biggest aviation networks serving China, flying to ten Chinese cities from Japan, utilizing the newly expanded air transport rights attained as a result of aviation negotiations between Japan and China in September.

In the area of sales and marketing, JAL put strenuous efforts in its services to Chinese destinations, the number of which increased dramatically due to the introduction of new routes and code-share flights with JAS. In July, JAL implemented JAL NEW CHINA and JAL Business CHINA campaigns, in which the company strived to create tourism demand and business travel demand for China with its renewed image and value as a developing market. As one of the sponsors of the Japan National Football Team, JAL offered Japan/Korea World Cup discount fares from the end of May through mid July. In October, a new fare system was established in line with the management consolidation, which enabled the combination of JAL Goku and JAS Super Pex fares.

In terms of e-business, JAL implemented JAL e-style Campaign in November to promote customers' use of the Internet, and in February, it enabled Internet booking/purchasing of international flight tickets on its website not only for Mileage Bank Members but also for all other customers. Owing to those undertakings, JAL's international flight booking via the Internet nearly doubled from the last term.

However, the demand during the first half of the term remained low particularly for North American and Hawaiian destinations in the aftermath of the terrorist attacks on the U.S. The demand for flights from Japan during the Japan/Korea World Cup was not as high as expected, and the total demand of the first half stood at 95% of that of the term before last, which was before the terrorist attacks. In the latter half of the term, the effect of the U.S. terrorist attacks somewhat subsided, but the stagnant economy as well as a number of unfortunate incidents including the terrorist attack in Bali (October) and a typhoon in Guam (December), and rising concerns over the situation in Iraq were factors that

negatively affected its operations. The demand remained at 96% of that of the term before last until March, when the armed invasion of Iraq started, causing a further plunge in the demand. The total demand of the latter half of the term ended at 93% of that of the term before the last.

The total number of passengers transported in this term was 12,750,000, up 7.1% from the previous term, but down 6.4% from the term before last, and the income was ¥614,100 million, up 7.0% from the previous term, but down 3.5% from the term before last.

Domestic Passenger Business

Utilizing the increase in the number of take-off and landing slots in July at Haneda Airport, JAL started operating routes to Toyama, Okayama, and Yamaguchi-Ube, which had been monopolized formerly by one of its competitors. After the management consolidation in October, JAL strived to enhance its flight network as well as improve customer convenience and profitability by eliminating redundant flights on some routes and changing route operations flexibly according to the demand.

In the sales and marketing area, JAL implemented various campaigns including Hokkaido and Okinawa campaigns as well as a JAL/JAS Domestic Flight Triple Mileage Campaign from October, to commemorate domestic mileage partnership with JAS. JAL strived to create demand by setting such competitive fares as JJ Coupon Fares to commemorate the management consolidation, in addition to the usual Bargain Fares. Particularly with the competitive routes, JAL aimed to strengthen price competitiveness by setting aggressive fares.

Including the period during the Japan/Korea World Cup, the annual total number of chartered flights exceeded 70. As a result, the term's total number of passengers transported was 20,810,000, up 2.8% from the previous term. However, due to the decline in unit sales, the total income was ¥276,900 million, down 1.4% from the previous term.

International Cargo Business

As economic activities further globalize, many businesses have stepped up use of air cargo as the shipment method of choice. Supported by the high demand throughout the year, the total demand has exceeded that of the previous term and remains strong for all routes. IT- and automobile-related shipments to North American and Asian destinations, i.e., China, in particular, showed particularly strong growth.

On this backdrop, in May, JAL implemented a fleet formation of ten (10) aircraft dedicated to cargo flights to reinforce the supply side of the business in response to the strong demand.

In terms of route operations, JAL has effectively responded to the strong demand by increasing in phases the number of cargo flights for its Shanghai route in April, November, and February, increasing the number of passenger flights for the Beijing and Shanghai routes in April, opening a new passenger route between Tokyo and Xiamen in June, and opening new cargo routes between Tokyo-Dalian and Tokyo-London-Amsterdam in September.

In the area of product strategies, in addition to the existing services for guaranteeing time-sensitive transportation in April, JAL has introduced products to accommodate special handling arrangements according to the industry's needs, such as precision equipment and refrigerated transport, to create a service structure with added value in terms of both speed and quality in order to increase its income.

The resultant total weight transported was 4,211,570,000 ton-km and the income was ¥145,200 million, up 10.6% and 15.7%, respectively, from the previous term.

Domestic Cargo Business

In addition to the sluggish national economy, the reinforcement of security for air cargo transport has encouraged users, particularly courier services, to switch to land transport where possible. Because of this, the demand remained generally low. The resultant total weight transported was 239,420,000 ton-km and the income was ¥17,900 million, down 0.3% and 1.4%, respectively, from the previous term.

Other

In related business areas, JAL has strived to rationalize and consolidate them in line with the management consolidation and the subsequent reorganization of the Group to further improve efficiency.

(ii) JAS
International Passenger Business

JAS has shifted the centralization of its hub operations from Kansai Airport to Narita Airport after the introduction of the provisional second runway at Narita Airport. This led to the change of the Kansai-Kunming and Kansai-Hong Kong routes to Narita-Kunming and Narita-Hong Kong routes. In addition, JAS opened a Shanghai route to strengthen its flight network in China and to improve competitiveness. The Tokyo-Hong Kong route was closed as of October as a first step toward eliminating redundancy with JAL services.

The resulting total number of passengers transported was 550,000 and the income was ¥16,000 million, down 19.5% and 19.3%, respectively, from the previous term.

Domestic Passenger Business

Utilizing the increase in the number of take-off/landing slots at Haneda Airport from July, JAS increased the number of flights for eight high-demand routes including Aomori and Takamatsu routes, and designed schedules that would enable passengers to take day trips between local airports and the nation's capital. JAS also reviewed its routes to and from Kansai Airport and closed services or moved its base airport to Itami Airport with the exception of a few flights, to improve the schedule and profitability.

Moreover, JAS reviewed low-demand routes in an effort to reorganize them, as well as the number of flights and aircraft arrangement to respond flexibly and efficiently to the demand. In the latter half of the term, in line with the management consolidation, JAS eliminated some of its flights that were redundant with JAL services and improved schedule and customer convenience.

In the sales and marketing area, JAS enhanced its fare offers including JJ Coupon Fares in commemoration of the management consolidation, Ultra Discount Fares, and Birthday Discount Fares, thereby creating more passenger demand. JAS implemented Fly JAS to Chubu Campaign for the Nagoya and Matsumoto routes and JAS Beyblade Campaign 2002 applicable for all its domestic routes from July through September, to promote the sales of JAS-route-related travel products and those aimed for family use. Regarding the sales of travel products after the consolidation in October, JAS produced ski tours involving both JAL and JAS flights called JAL/JAS Consolidation Tour, to promote the use of flights of the two companies.

As for the mileage program, JAS entered domestic flight mileage partnership with JAL from October to improve the convenience of JAS Mileage Service members by expanding the range of domestic flights to which the mileage program is applicable, and to promote use of JAS flights by JAL Mileage

Bank members. JAS carried out the JAL/JAS Domestic Flight Triple Mileage Campaign in collaboration with JAL to increase the demand.

In addition to implementing the above-described measures to increase the demand, including the enhancement of private-user-oriented discount fare offers, JAS also strived to further improve the convenience of its customers. However, due to the increasingly severe competition, unit sales have declined. The resultant total number of passengers transported was 20,780,000 and the income was ¥291,500 million, down 1.4 % and 5.2%, respectively, from the previous term.

International Cargo Business

JAS started transporting international mail from Guangzhou to Tokyo, but due to the closure of Tokyo-Hong Kong route, the total weight transported was 38,840,000 ton-km and the income was ¥3,100 million, down 10.8% and 18.7%, respectively, from the previous term.

Domestic Cargo Business

In addition to the sluggish national economy, the reinforcement of security for air cargo transport has encouraged users to switch to land transport where possible. As a result, the demand remained generally low. The resultant total weight transported was 163,210,000 ton-km and the income was ¥16,100 million, down 0.4% and 4.2%, respectively, from the previous term.

(2) Trends and Results of Our Business

At the time of formation of the new JAL Group, we specified our Corporate Philosophy as the Group's basic philosophy, and the Safety Charter that defines the basis of our measure for safety, which is the most important challenge for us as an air transport business group.

Corporate Philosophy
JAL Group, as a total air transport group, shall contribute to the peace and prosperity of Japan and the world by being a bridge between cultures and the hearts of customers. JAL Group shall:
1. constantly pursue excellence in terms of quality and safety,
2. think and act with the customer's viewpoint in mind,
3. maximize corporate value,
4. be a good corporate citizen, and
5. foster a corporate culture characterized by hard work and challenges.

Safety Charter
Safety in flight operations is the very foundation and social responsibility of the JAL Group.
To carry out the mission of assuring safety, the management will exert strong resolve and the employees will be keenly aware of their individual roles and responsibilities, and together we will combine our utmost knowledge and capabilities to ensure the safety and reliable operation of each and every flight.

The Company, as the holding company of JAL, JAS and other business companies, has developed a group-wide strategic plan, executed optimal distribution of management resources, and enhanced management organization for optimal group operation.

More specifically, an Agreement on Management Guidance and Specified Entrusted Business was signed between the Company and JAL, and the Company and JAS, respectively. This has led to the establishment of a scheme in which the Company is able to execute direct and broad supervision of the management of these business companies.

In the same way, it was decided that JAL, JAS and other major business companies execute appropriate supervision of the management of their subsidiaries and affiliates, in accordance with the policies specified by the Company from a group management perspective.

As regard the finances necessary for the operation and capital investment by JAL and JAS, it was decided that the Company would centrally control the financial activities to improve group-wide financing efficiency.

JAL Sales Co., Ltd., and JAL Capital Co., Ltd., former JAL subsidiaries, have become direct subsidiaries of the Company, as JAL Group will be centrally responsible for the management of their businesses.

In addition to the management organizational enhancement, the Company has executed proactive IR (Investor Relations/Financial Information Disclosure) activities pertaining to the business companies of JAL Group including JAL and JAS, which are the foundation of our profit-making, to reflect the priority we put on our shareholders/investors.

The Company held an extraordinary shareholders' meeting on February 19, 2003, was given approval to decrease our capital reserve, and on March 24, moved ¥89,801,841,015 from the capital reserve account to other capital surplus accounts.

Fee payments by JAL and JAS pertaining to the Agreement on Management Guidance and Specified Entrusted Business, as described above, and interest on loans, etc. brought to the Company an operating income of ¥3,100 million, an ordinary profit of ¥40 million, and a current term profit of ¥11 million.

(3) Challenges the Company and JAL Group Must Meet

The prospect of the national economy remains bleak, with the likely progress of the current deflation and a further delay in economic recovery. There is concern in the aviation industry that the invasion of Iraq, Severe Acute Respiratory Syndrome (SARS), and prolonged recession will lead to a further decline in the demand and a delay in economic recovery. The business environment surrounding the Company and JAL Group is expected to remain extremely severe for both international and domestic operations.

In this circumstance, the Company as the holding company recognizes that our mission is to supervise the entire JAL Group and to maximize the corporate value of the Group. The Company will be responsible for strategy planning, resource distribution planning, promotion of public/investor relations, and management of business company operations. Business companies will focus on maintaining aviation safety, finalizing and executing business plans, planning and implementing market strategies, improving asset efficiency, and maximizing income.

In order to precisely define JAL Group's management scheme, in April, the Group introduced an organizational structure that clearly defines the responsibilities and authorities of the holding company, business/functional segments, SSC (Shared Service Center: a centralized office function shared in the Group), and independent related businesses. In this scheme, each fundamental component of the Group will have greater independence in the operation of its specialty area.

Basic Structure of the Group Management

Aiming for the world's top airline group


Business Segment
Domestic Passenger
International Passenger
Cargo
Functional Segment
Japan Airlines System Corp. (Holding company)
Passenger Service (incl. travel products)
Cabin
Operations
Maintenance
Airport
JAL Group's independent business companies
SSC (Shared Service Center)

Our internal agreement is that the Company will specify strategic objectives with quantitative targets covering the four aspects of customers, business processes, human resources, and financial results, instead of looking only at the financial results of a single year, thereby helping the Group achieve mid- to long-term sustainable development. To coordinate among the various objectives, we will introduce the Management Objective Control System and build a well-balanced management organization.

Particularly for our customers, the Group will continue to strive for the provision of products and services that meet their demand, more efficiently than ever.

In the area of route operations, all airline companies in the Group will cooperate to execute proactive and efficient operations to promote the consolidation and maximize the benefits of it.

In the aspect of business operations, we will reorganize JAL and JAS into Japan Airlines International, responsible for international passenger business and cargo business, and Japan Airlines Domestic, responsible for domestic passenger business, thereby promoting further consolidation in order to realize more efficient business operations suitable for the characteristics of each line of business.

As regards system integration, our basic policy is expressed in our two mottos of "assured system integration" and "priority to customer-related systems." Customer-related critical systems will be integrated by April 2004 and other internal systems will be integrated in phases from this fiscal year through fiscal year 2004.

In order to promote shareholders' (investors') understanding of the present and future of JAL Group, the Company will strive to reinforce the Group's IR activities through faster and more detailed information disclosure. Our aim is to realize an "IR that shows the face of the management."

As maintaining aviation safety is the foundation of the business of JAL Group, we will continue to be acutely aware of its importance in our daily activities to ensure the reliable and safe operation of each and every flight. From the broader perspective of crisis management, the Company will further reinforce a safety management scheme involving not only personnel directly related to safety, such as those related to operations, maintenance, cabin, airport, cargo, and passenger service, but also all the officers and employees of each and every company in JAL Group, in an active effort toward "maintenance and improvement of safety and quality."

The Company and JAL Group aim to be "the world's top airline group" in both quality and quantity, through the above-described efforts to overcome the severe business environment. We vow to respond to the trust bestowed on us by our shareholders by implementing firm measures to maximize the effects of the consolidation.

We respectfully ask our shareholders to continue supporting the Company.

(4) Status of Financing

We took a long-term loan of ¥138,100 million to extend loans to our subsidiaries. The funds will be appropriated to the refinancing of their current loans, and their capital investment.

We assumed a portion of our subsidiaries' debts, totaling ¥189,800 million.

(5) Trends of Business Results and Assets

Item	(FY1999)	(FY2000)	(FY2001)	1st term (FY2002)
Operating income (¥ million)				3,176
Ordinary profit (¥ million)				40
Current profit (¥ million)				11
Current profit per share (¥)				0.01
Gross assets (¥ million)				619,604
Net assets (¥ million)				289,351
Net asset per share (¥)				146.24

(Note) This is the first term since the Company's establishment; therefore, no figures for past terms are available.

2. Company Overview

[The statements hereafter are true as of March 31, 2002, unless otherwise specified elsewhere.]

(1) Major Company Activities

Control and management, through shareholding, of the business activities of the companies that operate regular and irregular air transportation businesses, aircraft maintenance business, and additional and related businesses

(2) Head Office

15-1, Konan 2-chome, Minato-ku, Tokyo

(3) Shares

a. Number of Shares

Authorized: 7,000,000,000 shares
Issued: 1,980,465,250 shares

b. Number of Shareholders 271,597

c. Major Shareholders

Name	Shares (1,000)	Ratio of shareholding	Our investment (1,000)	Ratio of shareholding
Mizuho Corporate Bank, Ltd.	88,611	4.60%	–	–%
Tokyu Corporation	80,397	4.17	–	–
Eitaro Itoyama	70,000	3.63	–	–
The Tokio Marine and Fire Insurance Co., Ltd. (*)	52,390	2.72	–	–
Nissay Dowa General Insurance Co., Ltd.	44,960	2.33	–	–
Nippon Life Insurance Company	41,392	2.15	–	–
Fukoku Mutual Life Insurance Company	39,635	2.06	–	–
Kokusai Kogyo Co., Ltd.	34,627	1.80	–	–
JAL Group Employee's Shareholding	34,402	1.78	–	–
The Bank of Tokyo-Mitsubishi, Ltd.	33,917	1.76	–	–

* The Tokio Marine & Fire Insurance Co., Ltd. and The Nichido Fire and Marine Insurance Co., Ltd. formed a holding company, Millea Holdings, Inc., on April 2, 2002, by share transfer. The number of shares of the Company that The Nichido Fire and Marine Insurance Co., Ltd. owned as of March 31, 2003 was 22,713,000 shares (Ratio of shareholding: 1.18 %).

(4) Acquisition, Disposition, and Holding of Treasury Stocks

a. Acquired Stocks

Acquisition by purchase of shares falling short of one unit

Common Stock 1,819,097 shares
Amount of Stock Acquired 462,305,000 yen

b. Disposed Stocks

Common Stock — shares

Amount of Stock Sold — yen

c. Number of Stocks Held at the End of the Term

Common Stock 1,819,097 shares

(5) Employees

Number of Employees	Average age	Average Number of Years in Service
128	45.4 years	20.1 years

(Notes)

1. 124 of our employees are seconded from Japan Airlines and Japan Air System, and their average years of employment pertain to their total years of employment within the Group.
2. The seven employees who have been seconded to Japan Airlines System Corporation and re-seconded to outside organizations are not included.

(6) Status of Significant Corporate Combination

a. Status of Important Affiliates

Company Name	Capital	Ratio of Shareholding	Main Line of Business
Japan Airlines Co., Ltd.	(¥ million) 188,550	(%) 100.0	Air transport business
Japan Air System Co., Ltd.	23,486	100.0	Air transport business
Japan Asia Airways Co., Ltd.	4,310	* 90.5	Air transport business
Japan Trans Ocean Air Co., Ltd.	4,537	* 51.1	Air transport business
JALways Co., Ltd.	3,000	*100.0	Air transport business
JAL EXPRESS	5,800	*100.0	Air transport business
Japan Air Commuter Co., Ltd.	300	* 60.0	Air transport business
AGP Corporation	2,038	* 63.0	Power supply to aircrafts
JAL Sales Co., Ltd.	3,250	*100.0	Air ticket sales, travel agency
JALPAK Co., Ltd.	900	* 78.0	Travel product planning and sales
JAL Tours Co., Ltd.	80	*100.0	Travel product planning and sales
JAL Hotels Co., Ltd.	4,272	* 90.7	Hotel management, hotel operation subcontractor
JALUX Inc.	2,558	* 59.1	Wholesale, retail, non-life insurance agency, etc.

Notes:
1. * indicates the ratio of shareholding including the shares owned by subsidiaries.
2. JAL Sales Network Co. Ltd. was renamed as JAL Sales Co. Ltd. as of October 4, 2002.
3. JAS Nice Wing Co., Ltd. was renamed as JAL Tours Co., Ltd. as of December 2, 2002. It merged with JAL STORY Co., Ltd. as of April 1, 2003.

4. In line with the transfer of management and operation of JAL Sales Co., Ltd. that was separated from Japan Airlines Co., Ltd. on April 1, 2003, JAL Sales Co., Ltd. came to be a direct subsidiary of the Company.

b. Results of Significant Corporate Combination

The overview of our consolidated settlement of accounts is as follows.

Item	(FY1999)	(FY2000)	(FY2001)	1st term (FY2002)
Operating income (¥ million)				2,083,480
Ordinary profit (¥ million)				15,840
Current profit (¥ million)				11,645
Current profit per share (¥)				5.94
Gross assets (¥ million)				2,172,284
Net assets (¥ million)				254,256
Net asset per share (¥)				129.68

(Note) This is the first term since the Company's establishment; therefore, no figures for past terms are available.

(7) Main Lenders

Lender	Loan Balance at the End of Term (¥million)	Our Shares Held by Lender	
		Number of Shares Held (1,000 shares)	Ratio of Shareholding
Development Bank of Japan	154,000	—	— %
Mizuho Corporate Bank, Ltd.	25,310	88,611	4.60
The Bank of Tokyo-Mitsubishi, Ltd.	24,705	33,917	1.76
UFJ Bank Ltd.	23,540	10,834	0.56
Shinkin Central Bank	10,956	—	—
Nippon Life Insurance Company	9,739	41,392	2.15
Sumitomo Life Insurance Company	7,000	800	0.0
Yasuda Mutual Life Insurance Company	7,000	527	0.0
West LB AG	5,956	—	—
Fukoku Mutual Life Insurance Company	5,500	39,635	2.06

(8) Managing Directors and Auditors

Title	Name	Area of Responsibility
Representative director & president	Isao Kaneko	CEO (JAL Group CEO) Corporate Management, Chairman, Integration Conference, General Manager, System Integration, Chairman, Flight Safety Committee Chairman, Corporate Compliance & Business Risk Management Committee
Representative director	Hiromi Funabiki	Chairman, Board of Directors
Executive Vice President	Minoru Morikawa	Assistant to the President
Executive Vice President	Masahide Ochi	Assistant to the President, Chairman, Environmental Committee
Senior Managing Director	Toshiyuki Shinmachi	General Manager, Corporate Affairs
Managing Director	Hidekazu Nishizuka	General Manager, Human Resources Planning General Manager, Purchasing
Managing Director	Fumitaka Kurihara	General Manager, Corporate Management Deputy General Manager, Purchasing
Managing Director	Gentaro Maruyama	General Manager, Corporate Management General Manager, Finance & Investor Relations
Director	Nobuyoshi Sera	Deputy General Manager, Corporate Affairs Deputy General Manager, Finance & Investor Relations
Director	Susumu Miyoshi	General Manager, Corporate Compliance and Legal Affairs
Director (nonstanding)	Katsuo Haneda	Executive Vice President, JAL
Director (")	Takashi Masuko	Executive Vice President, JAL
Director (")	Shunji Kono	Advisor, The Tokio Marine and Fire Insurance Co., Ltd.
Director (")	Ken Moroi	Advisor, Taiheiyo Cement Corp.
Director (")	Shinobu Shimizu	Chairman, Tokyu Corp.
Standing Auditor	Yasunaka Furukawa	
Standing Auditor	Toshiyuki Sakai	
Standing Auditor	Shigeo Matsui	
Auditor	Seiso Neo	Corporate Auditor of the Board, JAL
Auditor	Yoshihisa Akiyama	Chairman, The Kansai Electric Power Co., Inc.
Auditor	Masao Nishimura	Former President, The Industrial Bank of Japan, Ltd.

(Note) Shunji Kono, Ken Moroi, and Shinobu Shimizu are outside directors as defined in Item 7-2, Paragraph 2, Article 188 of the Commercial Code.

(Note) Yoshihisa Akiyama and Masao Nishimura are outside auditors as stipulated in Article 18, Paragraph 1 of the Law for the Special Provisions of the Commercial Code for the Audit of Stock Companies, etc.

The names and areas of responsibilities of the executive officers are as follows.

Title	Name	Area of Responsibility
Executive officer	Rei Endo	General Manager, Safety/Environment Promotion
Executive officer	Sumio Yasunaga	Deputy General Manager, Corporate Affairs (Corporate PR) Manager, Secretary's Office
Executive officer	Hideyuki Kanenari	Deputy General Manager, Corporate Management Business Manager, Corporate Affairs
Executive officer	Fumio Tsuchiya	Deputy General Manager, Corporate Management Secretary-General, Integration Conference
Executive officer	Masuhisa Yokoyama	Deputy General Manager, Human Resources Planning
Executive officer	Toshihide Nakamura	Deputy General Manager, Corporate Management

3. Significant Fact Concerning the State of the Company That Arose after Closing the Books

1. Utilizing the abridged corporate separation provision of the Commercial Code, the Company took over the business management of JAL Sales Co. Ltd., and JAL Capital Co., Ltd., former subsidiaries of Japan Airlines Co., Ltd., to make them our direct subsidiaries as of April 1, 2003. Due to this takeover of the subsidiary business management, the Company took over, from Japan Airlines Co., Ltd., assets worth ¥6,750 million and liabilities worth ¥6,750 million. Since the takeover of the subsidiary business management did not involve issuing of new stock, the stock capitalization and the capital reserve of the Company remain unchanged.
2. Considering that the passenger flight demand trends have been affected by the worsening economic climate, the war in Iraq, and the spread of Severe Acute Respiratory Syndrome (SARS), JAL Group has decided to decrease the number of international flights for the first half of FY2003 from that originally planned.
3. JAL Group is striving to streamline our sales structure to strengthen our competitiveness and improve the efficiency of our business operation. Following the wholesale network reorganization, we have decided to restructure the retail companies within the Group. More specifically, after the merger of JAL Tours Co., Ltd. and JAL STORY Co., Ltd. on April 1, JAL Sales Co., Ltd. will acquire J-Travel Hokkaido Inc., J-Travel Tokyo Inc., and J-Travel Osaka Inc., (current subsidiaries of Japan Air System Co., Ltd.), and Japan Tour System Kyushu Co., Ltd., (current subsidiary of Japan Airlines Co., Ltd.), and position them as direct subsidiaries by July. Japan Tours System Co., Ltd., Hokkaido Tour System Co., Ltd., and other regional retail companies will transfer their operations. Thus, the Group will reorganize our retail structure to the one consisting of JAL Travel Hokkaido Co., Ltd., JAL Travel Co., Ltd., JAL Travel West Japan Co., Ltd., and JAL Travel Kyushu Co., Ltd., each taking charge of one of the four sales regions of Japan.

The amounts and quantities listed in this Business Report are rounded down to the nearest unit of measure indicated.

Balance Sheet **(As of March 31, 2003)**

(Unit: ¥million)

Asset	
Item	**Amount**
I. Current assets	
Cash and deposits	67
Operating accounts receivable	392
Long-term loans in subsidiaries recoverable within one year	31,886
Short-term prepaid expenses	76
Deferred tax assets	6
Other current assets	1
Subtotal for current assets	32,429
II. Fixed assets	
(Tangible fixed assets)	(744)
Buildings	681
Tools, equipment and fixtures	63
(Intangible fixed assets)	(10)
Software	10
(Investments)	(585,898)
Investments in subsidiaries	289,851
Long-term loans in subsidiaries	295,672
Deferred tax assets	13
Other investments	360
Subtotal for fixed assets	586,653
III. Deferred assets	
Organization costs	522
Total for assets	619,604

Liability	
Item	**Amount**
I. Current liabilities	
Operating accounts payable	451
Short-term loans in subsidiaries payable	1,257
Long-term loans payable to be repaid within one year	31,886
Accrued liabilities	37
Accrued corporate and other taxes payable	48
Accrued expenses payable	860
Other current liabilities	38
Subtotal for current liabilities	34,581
II. Fixed liabilities	
Long-term loans payable	295,672
Total for liabilities	330,253
Shareholders' Equity	
I. Capital	
Capital	100,000
II. Capital surpluses	
Capital reserve	100,000
Other capital surpluses	89,801
Gain from reduction of capital reserve	89,801
Subtotal	189,801
III. Retained earnings	
Unappropriated retained earnings for the current term	11
(Of which, current profit)	(11)
IV. Treasury stocks	-462
Subtotal for shareholders' equity	289,351
Total for liabilities and stockholders' equity	619,604

Profit & Loss Statement **(From October 2, 2002 to March 31, 2003)**

(Unit: ¥million)

Item			Amount	
Ordinary profit and loss	Operating profit and loss	Operating income		3,176
		Business income	3,176	
		Operating expenses		2,987
		Business expenses	388	
		Selling, general, and administrative expenses	2,599	
		Operating profit		188
	Nonoperating profit and loss	Nonoperating income		0
		Interests received	0	
		Other nonoperating income	0	
		Nonoperating expenses		149
		Interests expenses	3	
		Amortization of organization costs	130	
		Other nonoperating expenses	15	
	Ordinary profit			40
Current profit before taxes				40
Corporate, residential, and business taxes				48
Adjustments, including corporate tax				-19
Current profit				11
Unappropriated retained earnings for the current term				11

Notes to Financial Statements

1. Important Accounting Policies

(1) Valuation standards and methods for securities
Investments in subsidiaries: Cost method based on the moving average method

(2) Depreciation method for fixed assets
Straight-line method

(3) Amortization method for deferred assets
Organization cost: To be equally amortized over five years

(4) Hedge accounting method
The special accounting method is applied to interest swaps that meet the requirements for the application of the method.

(5) Consumption and other taxes
Consumption and other applicable taxes are not included.

2. Balance Sheet

(1) Amounts shown are indicated down to the nearest million yen.

(2) Short-term monetary claims to subsidiaries: ¥32,279 million
Short-term monetary liabilities to subsidiaries: ¥2,023 million
Long-term monetary claims to subsidiaries: ¥295,672 million
The amounts listed above include those listed for the sub-items in the balance sheet.

(3) Accumulated depreciation of tangible fixed assets: ¥21 million

(4) Liabilities for guarantee: ¥39,410 million

(5) Current profit per share: ¥0.01

3. Profit and Loss Statement

(1) Amounts shown are indicated down to the nearest million yen.

(2) Transaction volume with subsidiaries
Operating profit: ¥3,176 million:
Operating expenses: ¥519 million:
Nonoperating transaction volume: ¥51 million

Proposed Appropriation of Retained Earnings

Item	Amount
(1) Appropriation of unappropriated retained earnings for the current term	
Unappropriated retained earnings for the current term	¥11,906,107
These will be appropriated as follows:	
Retained earnings to be brought forward to the next term	11,906,107
(2) Appropriation of other capital surplus	
Other capital surplus	89,801,841,015
These will be appropriated as follows:	
Dividends (Four yen per share)	7,914,584,612
Other capital surplus to be brought forward to the next term	81,887,256,403

The total amount of dividends is calculated excluding 1,819,097 treasury stocks.

[Reference Materials]

1. Overview of Consolidated Accounting for Japan Airlines System Corporation
2. Overview of Individual Accounting for Japan Airlines Co., Ltd.
3. Overview of Individual Accounting for Japan Air System Co., Ltd.
4. Aircraft Owned by JAL Group
5. Major Branch Offices and Customer Service Offices of JAL Group

Japan Airlines System Consolidated Balance Sheet

Asset

	Item	Current term (March 31,2003) Amount
		¥ million
Assets	I. Current assets	
	Cash and deposits	133,145
	Notes receivable and operating accounts receivable	202,519
	Securities	14,621
	Inventories	78,424
	Deferred tax assets (current)	16,597
	Other current assets	88,131
	Allowance for bad debts	-3,117
	Total for current assets	530,322
	II. Fixed assets	
	(Tangible fixed assets)	(1,382,615)
	Buildings and structures	256,529
	Machinery, equipment and movers	41,273
	Aircrafts	915,938
	Land	88,979
	Construction in progress accounts	53,203
	Other tangible fixed assets	26,690
	(Intangible fixed assets)	(53,127)
	Software	49,820
	Consolidated adjustment accounts	306
	Other intangible fixed assets	3,000
	(Investments)	(206,219)
	Investment in securities	77,043
	Long term loans	18,498
	Deferred tax assets (fixed)	41,503
	Other investments	73,701
	Allowances for bad debts	-4,528
	Total for fixed assets	1,641,962
	Total for assets	2,172,284

Liability, minority equity and shareholders' equity

	Item	Current term (March 31, 2003) Amount
		¥ million
Liability	I. Current liabilities	
	Operating accounts payable	204,557
	Short-term loans payable	23,035
	Bonds to be redeemed within one year	67,495
	Long-term loans payable to be repaid within one year	127,537
	Accrued corporate and other taxes	5,320
	Deferred tax liabilities (current)	73
	Other current liabilities	187,327
	Total for current liabilities	615,346
	II. Fixed liabilities	
	Corporate bonds	218,700
	Long-term loans payable	864,385
	Retirement allowances	143,670
	Deferred tax liabilities (fixed)	413
	Other fixed liabilities	51,988
	Total for fixed liabilities	1,279,158
	Total for liabilities	1,894,505
	Minority equity	23,522
Shareholders' equity	I. Capital	100,000
	II. Capital surpluses	147,175
	III. Retained earnings	23,481
	IV. Other loss on valuation of marketable securities	-780
	V. Exchange conversion adjustment accounts	-7,451
	VI. Treasury stock	-8,168
	Total for shareholders' equity	254, 256
	Total for Liability, minority equity and shareholders' equity	2, 172, 284

(Notes)

(Notes)

(1) Accumulated depreciation of tangible fixed assets ¥1,661,854 million for the current term

(2) Contingent liabilities

Liabilities for guarantee ¥15,207 million for the current term

Guarantee contracts, management guidance memorandum, etc. ¥2,133 million for current term

Contingent liabilities involved in contracts for underwriting the fulfillment of liabilities for bonds ¥30,000 million for the current term

(3) Number of treasury stock 19,863,126 shares for the current term

Japan Airlines System Consolidated Profit & Loss Statement

	Item	Current term (From April 1, 2002) (To March 31, 2003)
		Amount
Ordinary profit and loss		¥ million
	I. Operating profit and loss	
	Operating income	2,083,480
	(Business income)	(2,083,480)
	Operating expenses	2,072,891
	(Business expenses)	(1,661,421)
	(Selling, general and administrative expenses)	(411,469)
	Operating profit	10,589
	II. Nonoperating profit and loss	
	Nonoperating income	59,249
	(Interests received and dividends)	(2,932)
	(Investment profit on equity method)	(340)
	(Other nonoperating income)	(55,976)
	Nonoperating expenses	53,998
	(Interests expenses)	(34,657)
	(Exchange loss)	(1,975)
	(Other nonoperating expenses)	(17,365)
	Ordinary profit	15,840
Extraordinary profit and loss		
	I Extraordinary profit	11,999
	(Profit on sale of fixed assets)	(4,446)
	(Profit on sale of investment securities)	(4,623)
	(Other extraordinary profit)	(2,928)
	II Extraordinary loss	23,758
	(Loss on sale of fixed assets)	(9,852)
	(Management consolidation-related costs)	(7,304)
	(Other extraordinary loss)	(6,600)
Current net income before tax or other adjustments		4,081
Corporate, residential and business taxes		8,100
Adjustments, including corporate tax		-16,468
Minority shareholder profit		804
Current net profit		11,645

Japan Airlines System
Basic Matters for Preparing Consolidated Financial Statements

1. Scope of consolidated accounting

Of the 307 subsidiaries, 171, including those listed below, are covered by consolidated accounting.

Japan Airlines Co., Ltd.
Japan Air System Co., Ltd.
Japan Asia Airways Co., Ltd.
Japan Trans Ocean Air Co., Ltd.
JALways Co., Ltd.
JAL EXPRESS
Japan Air Commuter Co., Ltd.
AGP Corporation
JAL Sales Co., Ltd.
JALPAK Co., Ltd.
JAL Tours Co., Ltd.
JAL Hotels Co., Ltd.
JALUX Inc.

JAL Information Technology Co., Ltd., a consolidated subsidiary at the beginning of the term, ceased to be a subsidiary as the shares held by the Company in the subsidiary were sold off, and therefore, it was excluded from the consolidated subsidiaries and the equity method is now applied to it. Similarly, JTA Information & Communication Co., Ltd., a consolidated subsidiary at the beginning of the term, ceased to be a subsidiary as the percentage of shares the Company held in the subsidiary declined, and therefore, it was excluded fom the consolidated subsidiaries and the equity method is now applied to it. Cocos Lagoon Development Corp., which was also a consolidated subsidiary in the past, was excluded from the consolidated subsidiaries starting this term as the shares held by the Company in the subsidiary were sold off. Furthermore, Alive Insurance Pte, Ltd. and JAS Customer Service Co., Ltd. were excluded from the consolidated subsidiaries from the viewpoint of importance. Okinawa Catering Service Co., Ltd. and AGS Trading Co., Ltd. were also excluded due to their liquidation.

JAL Finance Corp., and Nikko Group Finance Co., Ltd., both of which were consolidated subsidiaries in the past, merged with JAL Leasing Co., Ltd., and their respective trade names were changed to JAL Capital Co., Ltd. Chitose International Hotel Co., Ltd. to which the equity method was applied is now included in the consolidated subsidiaries because newly issued shares were subscribed for by JAL Hotels Co., Ltd. Two newly established companies, JAL Livre Co., Ltd. and JLC Insurance Co., Ltd., have also become consolidated subsidiaries.

2. Application of the equity method

Of the 136 non-consolidated and 99 affiliated companies, investments in 27 companies, including Japan Turbine Technologies Co., Ltd., are subject to the equity method.

As compared to the beginning of the term, the shares the Company held in JAL Information Technology Co., Ltd. were sold off, and the percentage of shares the Company held in JTA Information & Communication Co., Ltd. declined, and therefore, the equity method is applied to these two companies. Chitose International Hotel Co., Ltd. has become a consolidated subsidiary because JAL Hotels subscribed for new shares offered by the hotel operator.

3. Business year for consolidated subsidiaries, etc.

Of the consolidated subsidiaries, 25 companies including Pacific Fuel Trading Corp. close their accounts on December 31 each year and JLC Insurance Co., Ltd. does so on February 28 each year. For

transactions among these consolidated subsidiaries between the two closing dates, necessary adjustments are made only for material inconsistencies.

4. Accounting standards

(1) Valuation standards and methods for important assets

(a) Inventories: Appraised mainly using the cost method based on the moving average method

(b) Securities: Other securities with market prices are valuated using the market value method based on market prices and other data applicable on the last day of the fiscal term (differences in appraisal value are reported in the "Capital" section). The accounting of sale costs is mainly based on the moving average method.
Other securities without market prices are mainly valuated using the cost method based on the moving average method.

(c) Derivatives: Appraised using the market value method

(2) Depreciation method for fixed assets

Aircraft (including spare motors and spare parts):	Straight line and declining balance methods
Tangible fixed assets excluding aircraft:	Straight-line method for Japan Airlines and Japan Air System, and mainly the declining balance method for other companies
Intangible fixed assets:	Straight-line method

(3) Standards for providing for important allowances:

(a) Employees' retirement allowances:

- In order to prepare for payment of retirement allowances to employees, retirement allowances are provided for based on the expected amount of retirement allowance liabilities and pension assets at the end of the current term.
- Most of the differences arising from the change of accounting standards are equally apportioned as expenses over 15 years.
- Most of the differences arising from mathematical calculations are apportioned as expenses over 15 years using the straight-line method starting from the term following the one in which such differences occur.
- Most of the past service liabilities are reported as expenses when such liabilities occur. Some of the consolidated subsidiaries report as expenses the amount obtained by dividing the total amount of such liabilities by the certain number of years within the average remaining period of service for the employees working when such liabilities occur.

(b) Allowances for bad debts:

- In order to prepare for loss arising from bad debts, the amount equivalent to the expected amount of irrecoverable claims is reserved by using the actual percentage of bad debts for general claims and considering recoverability for claims feared to become bad debts.

(4) Standards for converting the value of important assets and liabilities in foreign currency into Japanese yen

The values of monetary claims and liabilities in foreign currency are converted into Japanese yen based on the spot rate applicable on the closing date, and differences due to the conversion are included in the profit/loss statement. The values of assets, liabilities, profits and expenses for overseas subsidiaries and other entities are converted into Japanese yen based on the spot rate applicable on the closing date, and exchange gains or losses are included in the exchange conversion adjustment account in the minority shareholders' equity section.

(5) Accounting method for important lease transactions

Chiefly, finance lease transactions other than those considered to see the ownership of leased property transferred to the borrower are accounted for according to the method used for regular lease transactions.

(6) Important hedge accounting method
The deferred hedge accounting method is used. The value of monetary claims and liabilities in foreign currency, which are accompanied by exchange contracts, etc. is converted into Japanese yen based on the fixed value of yen for cash flow in the contracts, etc. For interest swaps that meet the special accounting requirements, the special accounting method is used.

(7) Accounting of consumption and other taxes
Consumption and other taxes are not included.

(8) Capital consolidation procedures
The equity pooling method is applied to capital consolidation procedures for the management consolidation of Japan Airlines Co., Ltd. with Japan Air System Co., Ltd. through share transfer.

5. Offsetting of investment accounts by capital accounts

Consolidation adjustment accounts are equally amortized over five years.

6. Valuation of the assets and liabilities of consolidated subsidiaries

The assets and liabilities of consolidated subsidiaries are appraised using the total market value method.

7. Handling of appropriation of retained earnings and other items

The consolidated surplus statement is prepared based on the appropriation of retained earnings (or disposal of loss) for consolidated subsidiaries, which was determined during the current term.

8. Scope of funds in the consolidated cash flow statement

For cash and cash equivalent, cash and short-term investments that reach maturity within three months of the date of acquisition, have a high level of liquidity, can easily be realized and involve little value fluctuation risk are reported.

9. Transactions with related parties concerned

None

Important events that occurred after the financial statements were prepared.

Considering that the passenger flight demand trends have been affected by the worsening economic climate, the war in Iraq, and the spread of Severe Acute Respiratory Syndrome (SARS), JAL Group has decided to decrease the number of international flights for the first half of FY2003 from that originally planned.

The 53rd term JAL Balance Sheet (As of March 31, 2003)

(Unit: ¥ million)

Asset	
Item	**Amount**
I. Current assets	
Cash and deposits	69,606
Operating accounts receivable	151,310
Valuable securities	17,788
Inventories	58,031
Short-term prepaid expenses	6,178
Deferred tax assets	10,926
Other current assets	75,841
Allowances for bad debts	-148
Subtotal for current assets	389,534
II. Fixed assets	
(Tangible fixed assets)	(836,818)
Buildings	92,598
Structures	3,702
Machinery & equipment	24,184
Aircrafts	604,030
Aircraft movers	1,644
Tools, equipment and fixtures	12,774
Land	46,535
Construction in progress accounts	51,348
(Intangible fixed assets)	(39,066)
Software	38,469
Other intangible fixed assets	597
(Investments)	(220,640)
Investments in securities	55,502
Investments in subsidiaries	97,620
Long-term loans	12,375
Long-term prepaid expenses	3,265
Deferred tax assets	26,746
Other investments	26,848
Allowances for bad debts	-1,718
Subtotal for fixed assets	1,096,525
Total for assets	1,486,059

Liability	
Item	**Amount**
I. Current liabilities	
Operating accounts payable	156,813
Short-term loans in subsidiaries payable	6,750
Long-term loans payable to be repaid within one year	27,606
Long–term loans in parent company payable to be repaid within one year	1,815
Bonds to be redeemed within one year	61,845
Accrued liabilities	24,987
Accrued corporate and other taxes	29
Accrued expenses payable	33,650
Advances received	25,208
Deposits received	17,083
Deposits received for air transportation	14,735
Other current liabilities	14,192
Subtotal for current liabilities	384,717
II. Fixed liabilities	
Corporate bonds	217,000
Long-term loans payable	286,983
Long-term loans in parent company payable	198,336
Employees' retirement allowances	91,533
Allowances for losses from affiliated businesses	10,194
Other fixed liabilities	51,273
Subtotal for fixed liabilities	855,321
Total for liabilities	1,240,039
Shareholders' Equity	
I. Capital	
Capital	188,550
II. Capital surplus	
Capital reserve	32,516
III. Retained earnings	
Legal retained earnings	1,782
Special depreciation reserve	4,911
Unappropriated retained earnings for the current term	20,858
(Of which, current profit)	(18,717)
Subtotal	27,551
IV. Loss on valuation for stock and others	-2,598
Total for shareholders' equity	246,020
Total for liabilities and stockholders' equity	1,486,059

The 53rd term JAL Profit & Loss Statement (From April 1, 2002 to March 31,2003)

(Unit: ¥ million)

Item			Amount	
Ordinary Profit and Loss	Operating profit and loss	Operating income		1,233,898
		Business income	1,233,898	
		Operating expenses		1,233,100
		Business expenses	996,268	
		Selling, general, and administrative expenses	236,831	
		Operating profit		798
	Nonoperating profit and loss	Nonoperating income		46,494
		Interests received and dividends	3,738	
		Other nonoperating income	42,756	
		Nonoperating expenses		38,922
		Interests expenses	24,274	
		Exchange loss	1,053	
		Other nonoperating expenses	13,594	
		Ordinary profit		8,370
Extraordinary Profit and Loss	Extraordinary profit			8,234
		Profit on sale of fixed assets	3,994	
		Profit on sale of subsidiaries' stocks	562	
		Profit on sale of investment securities	3,677	
	Extraordinary loss			10,080
		Loss on sale of fixed assets	2,061	
		Special retirement allowances	1,001	
		Loss on valuation of investment securities	1,761	
		Transfer to allowances for loss from affiliated businesses	226	
		Management consolidation-related costs	5,028	
Current profit before taxes				6,524
Corporate, residential, and business taxes				333
Adjustments, including corporate tax				-12,527
Current profit				18,717
Retained earnings carried forward from the previous term				2,141
Unappropriated retained earnings for the current term				20,858

Notes to Financial Statements

1. Important accounting policies

(1) Valuation standards and methods for securities

Investments in subsidiaries and affiliated companies: Cost method based on the moving average method

Other securities:

Securities having market prices:	Market value method based on market prices and other data All valuation differences are reported in the shareholders' equity section. Sale costs are appraised using the moving average method.
Securities not having market prices:	Cost method based on the moving average method

(2) Valuation standards and methods for inventories: Cost method based on the moving average method

(3) Depreciation method for fixed assets

Aircraft	
Aircraft, including spare motors:	Straight line and declining balance methods
Spare parts:	Declining balance method
Tangible fixed assets excluding aircraft:	Straight-line method
Intangible fixed assets:	Straight-line method

(4) Standards for providing for allowances

Employees' retirement allowances:	Retirement allowances are provided for based on the expected amount of retirement allowance liabilities and pension assets at the end of the current term. Differences arising from the change of accounting standards are equally apportioned as expenses over 15 years. Differences arising from mathematical calculations are apportioned as expenses over 15 years using the straight-line method starting from the term following the one in which such differences occur. The past service liabilities are reported as expenses when such liabilities occur.
Allowances for bad debts:	The amount equivalent to the expected amount of irrecoverable claims is reserved by using the actual percentage of bad debts for general claims and considering recoverability for claims feared to become bad debts.
Allowances for losses from affiliated businesses:	In preparation for losses arising from withdrawal from affiliated businesses and other developments, the amount equivalent to the amount of losses the Company will have to cover is reserved for allowances for losses from affiliated businesses (as stipulated in Article 287-2 of the Commercial Code of 2002 before revision).

(5) Accounting method for lease transactions

Finance lease transactions other than those considered to see the ownership of leased property transferred to the borrower are accounted for according to the method used for regular lease transactions.

(6) Hedge accounting method

In principle, the deferred hedge accounting method is used.

(7) Accounting of consumption and other taxes
Consumption and other taxes are not included.

(8) Change in stating accounts
Gains from aircraft and parts guarantee (¥4,309 million for the current term) included in "other nonoperating profits" in the previous term and aircraft and parts guarantee expenses (¥4,619 million for the current term) included in "other nonoperating expenses" in the previous term are listed as part of the "other nonoperating expenses" according the decision to set off the former against the latter in view of the real content of these transactions.

The shareholders' equity section of the balance sheet for the current term has been prepared in accordance with the Enforcement Rule for the Commercial Code enforced on April 1, 2002 (Ministry of Justice Ordinance No. 22).

2. Balance sheet

(1) Amounts shown are indicated down to the nearest million yen.

(2) Short-term monetary claims to subsidiaries: ¥75,358 million
Short-term monetary liabilities to subsidiaries: ¥60,091 million
Long-term monetary claims to subsidiaries: ¥5,385 million
Long-term monetary liabilities to subsidiaries: ¥43,187 million
The amounts listed above include those listed for the sub-items in the balance sheet.

(3) Short-term monetary claims to the parent company: ¥626 million
Short-term monetary liabilities to the parent company: ¥2,052 million
Long-term monetary liabilities to the parent company: ¥198,336 million
The amounts listed above include those listed for the sub-items in the balance sheet.

(4) Investments in the parent company (17,309,845 shares worth ¥3.963 million) are included in the securities account.

(5) Accumulated depreciation of tangible fixed assets: ¥1,035,443 million

(6) In addition to fixed assets stated in the balance sheet, there are aircraft and other kinds of equipment being used under lease contracts.

(7) Major assets and liabilities in foreign currency
Operating accounts receivable: ¥25,637 million
(Amount in foreign currency: US$129.731 million and)
Investments in subsidiaries: ¥28,488 million
(Amount in foreign currency: US$150.526 million and)
Operating accounts payable: ¥20,387 million
(Amount in foreign currency: US$96.872 million and)
The figures listed above do not include assets and liabilities that are not affected by the effects of fluctuations in the exchange rate because their value in Japanese yen was fixed at the time of settlement.

(8) Assets offered as securities
Aircraft: ¥349,696 million
Buildings: ¥75,913 million
Land: ¥37,699 million
Investments in securities: ¥19,107 million
Investments in subsidiaries: ¥2,901 million
Machinery and equipment: ¥1,383 million

(9) Liabilities for guarantee: ¥358,575 million
Guarantee contracts, management guidance memorandums, etc.: ¥59,874 million

(10) Contingent liabilities involved in contracts for underwriting the fulfillment of liabilities for bonds: ¥30,000 million

(11) Current profit per share: ¥10.50

3. Profit and Loss Statement

(1) Amounts shown are indicated down to the nearest million yen.

(2) Transaction volume with subsidiaries
Operating income: ¥55,009 million
Operating expenses: ¥254,018 million
Nonoperating transaction volume: ¥9,773 million

(3) Transaction volume with the parent company
Operating income: ¥388 million
Operating expenses: ¥2,234 million
Nonoperating transaction volume: ¥289 million

Japan Air System Balance Sheet

(As of March 31, 2003)

Unit: ¥ million

Asset		Liability	
Item	Amount	Item	Amount
Current assets	58,924	**Current liabilities**	125,850
Cash and deposits	4,989	Operating accounts payable	33,023
Operating accounts receivable	23,486	Short-term loans payable	5,003
Securities	18	Long-term loans payable to be repaid within one year	26,247
Inventories	17,057	Long-term loans in parent company payable to be repaid within one year	30,071
Prepaid expenses	2,579	Bonds to be redeemed within one year	5,300
Deferred tax assets	237	Accrued liabilities	7,866
Other current assets	10,979	Accrued expenses payable	5,103
Allowance for bad debts	-423	Accrued consumption and other taxes	2,244
		Advances received	8,693
Fixed assets	357,279	Deposits received	1,594
(Tangible fixed assets)	(324,933)	Advance received profit	111
Buildings	61,639	Other current liabilities	590
Structures	1,111		
Machinery & equipment	6,204	**Fixed liabilities**	268,884
Aircrafts	251,081	Corporate bonds	1,700
Aircraft movers	823	Long-term loans payable	129,168
Tools, equipment and fixtures	2,998	Long-term loans in parent company payable	97,336
Land	345	Long-term accrued liabilities	10,484
Construction in progress accounts	729	Guaranty deposit	3,008
		Employees' retirement allowances	26,835
(Intangible fixed assets)	(3,002)	Directors' retirement allowances	351
Software	2,697		
Utility rights	129	**Total for liabilities**	394,735
Other intangible fixed assets	176	**Shareholders' Equity**	
(Investments)	(29,343)	**Capital**	23,486
Investments in securities	10,059		
Investments in subsidiaries	2,094	**Capital surpluses**	2,674
Guarantee money deposited	7,976	Capital reserve	2,674
Long-term prepaid expenses	2,592		
Deferred tax assets	4,950	**Retained earnings**	-4,692
Other investments	1,763	Unappropriated loss for current term	4,692
Allowances for bad debts	-94	(Of which, current loss)	(4,692)
Deferred assets	33	**Loss on valuation of stocks and others**	34
Development costs	33		
		Total for shareholders' equity	21,502
Total for assets	416,237	**Total for liabilities and stockholders' equity**	416,237

Japan Air System Profit & Loss Statement

(From April 1, 2002 To March 31, 2003)

Unit: ¥million

Item	Amount	
Ordinary profit/loss		
Operating profit/loss		
Operating income		338,132
Operating expenses		
Business expenses	292,168	
Selling, general, and administrative expenses	48,318	340,486
Operating loss		2,353
Nonoperating profit/loss		
Nonoperating income		
Interests received and dividends	114	
Other nonoperating income	7,568	7,682
Nonoperating expenses		
Interests expenses	7,715	
Other nonoperating expenses	2,216	9,931
Ordinary loss		4,603
Extraordinary profit/loss		
Extraordinary profit		
Profit on sale of investment securities	155	155
Extraordinary loss		
Management consolidation-related cost	1,622	
Loss on retirement of fixed assets	1,539	
Loss on valuation of investment securities	184	
Special retirement allowance	54	3,401
Current loss before taxes		7,848
Corporate, residential, and business taxes		63
Adjustments, including corporate tax		-3,219
Current loss		4,692
Profits carried forward from the previous term		-
Unappropriated loss for the current term		4,692

Notes of the 40th Term, JAS

[Important Accounting Policies]

Other securities with market prices are valuated using the market value method based on market prices and other data applicable on the last day of the fiscal term (differences in appraisal value are reported in the "Capital" section). The accounting of sale costs is mainly based on the moving average method.

Other securities without market prices are mainly valuated using the cost method based on the moving average method.

1. Valuation standards and methods for inventory assets
   Cost method according to the moving average method
2. Valuation standards and methods for securities
   Investments in subsidiaries shares affiliates: Cost method based on the moving average method.
   Other securities: Securities having market value: Market value method based on market prices and other data applicable on the last day of the fiscal term (differences in appraisal value are reported in the shareholders' equity section. The accounting of sale costs is mainly based on the moving average method.)
   Securities not having market value: Cost method based on the moving average method.
3. Deliberative valuation standards and methods
   Market value method
4. Fixed assets depreciation method
   Tangible fixed assets: Straight-line method
   Intangible fixed assets: Straight-line method
   With respect to software (in-house use) however, the straight-line method is used based on the expected duration of in-house use (five years).
5. Deferred assets accounting processing
   Development costs: Important training costs relating to new aircraft and training costs involving in-house crew training are reported, and their depreciation method employs a method of depreciating by an equal amount for each term over the course of five years as stipulated in the Commercial Code.
6. Allowance tabulation standards
   Allowances for bad debts: In order to prepare for loss arising from bad debts, the amount equivalent to the expected amount of irrecoverable claims is reserved by using the actual percentage of bad debts for general claims and considering recoverability for claims feared to become bad debts.
   Employees' retirement allowances: In order to prepare for payment of retirement allowances to employees, the amount that has been generated at the end of the term is reported based on the expected amount of retirement allowance liabilities and pension assets at the end of the current term.
   Differences arising from the change of accounting standards (¥23,192 million) are equally apportioned as expenses over 15 years.
   The amount resulting from mathematical accounting differences apportioned according to the straight-line method based on a fixed number of years (15 years) within the average remaining years of service of employees at the time of generation at the end of each term is treated as a cost starting in the following term of each occurrence.

Directors' retirement allowances: In order to prepare for disbursement of directors' retirement allowances, the amount required to be disbursed is reported based on Internal Regulations for Director Retirement Gratuities. Said allowance is to be the allowance falling under Article 287-2 of the Commercial Code in 2002 before revision.

7. Accounting method for lease transactions
   Finance lease transactions other than those considered to see the ownership of leased property transferred to the borrower are accounted for according to the method used for regular lease transactions.
8. Hedge accounting method
   In principle, the deferred hedge accounting method is used.
9. Accounting of consumption and other taxes
   Consumption and other taxes are not included.
10. The shareholders' equity section of the balance sheet for the current term has been prepared in accordance with the Enforcement Rule for the Commercial Code enforced on April 1, 2002 (Ministry of Justice Ordinance No. 22).

[Balance Sheet]

(1) Amounts shown are indicated down to the nearest million yen.

1. Short-term monetary claims to subsidiaries: ¥8,681 million
   Short-term monetary liabilities to subsidiaries: ¥6,651 million
2. Short-term monetary claims to the parent company: ¥89 million
   Short-term monetary liabilities to the parent company: ¥30,219 million
   Long-term monetary liabilities to the parent company: ¥97,336 million
3. Investments in the parent company (80,004 shares worth ¥18 million) are included in the securities account.
4. Accumulated depreciation of tangible fixed assets: ¥277,187 million
5. Fixed assets used according to lease agreements
   In addition to fixed assets reported in the balance sheet, there are 29 aircrafts being used according to lease agreements.
6. Assets offered as securities
   Buildings: ¥51,847 million
   Aircraft equipment: ¥1,346 million
   Aircraft: ¥139,898 million
7. Liabilities for guarantee and guarantee contracts: ¥344,390 million
8. Major assets and debts in foreign currency
   Operating accounts receivable: ¥1,214 million (Amount in foreign currency: US$7,037,000 other)
   Investments in subsidiaries: ¥55 million (Amount in foreign currency: HK$3,000,000 other)
   Operating accounts payable: ¥866 million (Amount in foreign currency: US$7,053,000 other)
9. Amount of net assets increased through valuation at market price: ¥34 million
10. Current loss per share: ¥214.38
11. Amount of capital losses: ¥4,692 million

[Profit and Loss Statement]

(1) Amounts shown are indicated down to the nearest million yen.

1. Transaction volume with subsidiaries
   Operating income: ¥2,938 million
   Operating expenses: ¥45,757 million
   Nonoperating transaction volume: ¥374 million
2. Transaction volume with the parent company
   Operating expenses: ¥550 million
   Nonoperating transaction volume: ¥148 million

(Additional information)

1. Employee bonuses

In the past, the expected amount of employee bonuses for the bonus payment period was considered accrued expenses and was included in business expenses and selling, general & administrative expenses. With the change of the bonus payment period starting with fiscal 2002, however, no accrued expenses occur during the current term. As a result, for the current term, accrued expenses are down by ¥3,761 million as compared to before the change of the payment period, and operating loss, ordinary loss and current loss before tax is down by ¥3.492 million, respectively.

4. **Aircraft Owned by JAL Group**

Type of Aircraft	Quantity	Number of Seats or Maximum Load	Comment
B747-400 (for long distance)	34	299 to 449 seats	4 of them are on lease
B747LR-SUD (for long distance)	14	350 to 483 seats	
B747LR (for long distance)	12	383 to 462 seats	5 of them are on lease
B747-400D (for short distance)	8	568 seats	3 of them are on lease
B747SR-SUD (for short distance)	2	563 seats	
B747SR (for short distance)	1	533 seats	
B747F (for cargo only)	10	115 tons (max.)	3 of them are on lease
(Subtotal)	(81)		
B777-200	12	380, 389 seats	2 of them are on lease
B777-300	5	470 seats	All of them are on lease
B777-200ER	3	302 seats	All of them are on lease
(Subtotal)	(20)		
MD-11	6	233 to 264 seats	2 of them are on lease
DC-10-40	15	264 to 318 seats	
A300-600R	22	239, 292 seats	10 of them are on lease
A300	14	255 to 298seats	3 of them are on lease
(Subtotal)	(36)		
B767-200	3	230 seats	
B767-300	22	232 to 270 seats	8 of them are on lease
B767-300ER	3	237 seats	All of them are on lease
(Subtotal)	(28)		
MD-90	16	166 seats	3 of them are on lease
MD-81	18	163 seats	10 of them are on lease
MD-87	8	134 seats	2 of them are on lease
(Subtotal)	(42)		
B737-400	23	150 to 167 seats	14 of them are on lease
DHC-8-400	2	74 seats	All of them are on lease
YS-11	11	64 seats	
CRJ200	5	50 seats	All of them are on lease
SAAB 340B	14	36 seats	7 of them are on lease
JS-31	3	19 seats	1 of them are on lease
Total	286		

5. **Major Branch Offices and Customer Service Offices of JAL Group**

In Japan:	Sapporo, Kitami, Asahikawa, Kushiro, Obihiro, Hakodate, Aomori, Akita, Morioka, Sendai, Yamagata, Fukushima, Tokyo, Niigata, Nagoya, Kanazawa, Toyama, Nagano, Osaka, Wakayama, Okayama, Hiroshima, Matsuyama, Kochi, Takamatsu, Tokushima, Matsue, Yamaguchi Ube, Fukuoka, Kitakyushu, Nagasaki, Kumamoto, Oita, Miyazaki, Kagoshima, Amami and Okinawa
Overseas:	Guam, Saipan, Beijing, Tianjin, Qingdao, Shanghai, Dalian, Xiamen, Guangzhou, Xian, Kunming, Seoul, Busan, Manila, Hong Kong, Bangkok, Hanoi, Ho Chi Minh City, Kuala Lumpur, Singapore, Jakarta, Denpasar, New Delhi, Cairo, Sydney, Brisbane, Auckland, Moscow, Frankfurt, Amsterdam, Zurich, London, Paris, Madrid, Milan, Rome, Vienna, Vancouver, New York, Chicago, Atlanta, San Francisco, Los Angeles, Las Vegas, Anchorage, Honolulu, Kona, Mexico City, Sao Paulo, Taipei and Gaoxiong
Service Center:	Haneda Area Maintenance Center, Narita Area Maintenance Center

平成15年6月9日

株主各位

東京都港区港南二丁目15番1号

株式会社 日本航空システム

代表取締役社長·CEO　兼　子　　勲

第1回定時株主総会招集ご通知

拝啓　時下ますますご清栄のこととお慶び申しあげます。

さて、当社第1回定時株主総会を下記により開催いたしますので、ご出席くださいますようご通知申しあげます。

なお、当日ご出席願えない場合には、書面によって議決権を行使することができますので、お手数ながら後記の参考書類をご検討いただき、同封の議決権行使書用紙に賛否をご表示、ご押印のうえ、折り返しご送付くださいますようお願い申しあげます。　　　敬　具

記

1．日時　　平成15年6月26日（木曜日）午前10時

2．場所　　東京都千代田区紀尾井町4番1号
ホテルニューオータニ 本館1階「鶴の間」

3．会議の目的事項

報告事項　平成15年3月31日現在の貸借対照表ならびに第1期(平成14年10月2日から平成15年3月31日まで)営業報告書および損益計算書報告の件

決議事項

第1号議案　第1期利益処分案承認の件

第2号議案　定款一部変更の件
議案の要領は後記「議決権の行使についての参考書類」（2頁から7頁）に記載のとおりであります。

第3号議案　取締役15名選任の件

第4号議案　監査役6名選任の件

第5号議案　退任取締役に対し退職慰労金贈呈の件

以　上

（当日ご出席の際は、お手数ながら同封の議決権行使書用紙を、会場受付にご提出くださいますようお願い申しあげます。）

議決権の行使についての参考書類

1. 総株主の議決権の数

1,927,821個

2. 議案および参考事項

第１号議案　第１期利益処分案承認の件

利益処分案の内容は、添付書類「第１期報告書」の22頁に記載のとおりであります。

当期の配当金につきましては、イラク情勢等の影響により、連結売上高、連結経常利益ともに当初の予想を下回りましたが、中期的な収支見通しならびに配当の重要性等を勘案し、１株につき普通配当４円とさせていただきたいと存じます。

第２号議案　定款一部変更の件

１．議案の要領および変更の理由

(1)　「商法及び株式会社の監査等に関する商法の特例に関する法律の一部を改正する法律」(平成13年法律第149号)が平成14年５月１日に施行され、取締役および監査役の責任軽減規定を設けることが認められたことに伴い、法令に定める範囲内で責任を免除する旨の規定(新設第21条第１項および新設第27条)を新設するものであります。また、社外取締役との間に責任限定契約を締結することが認められたことに伴い、所要の規定(新設第21条第２項)を新設するものであります。なお、本議案の本総会への提出につきましては、予め監査役会の監査役全員一致による同意を得ております。

(2)　「商法等の一部を改正する法律」(平成14年法律第44号)が平成15年４月１日に施行され、定款に規定することにより商法第343条の規定による株主総会特別決議の定足数を緩和することが認められたことに伴い、特別決議事項の審議をより機動的に行えるよう所要の規定(新設第14条第２項）を新設するものであります。
また、株券失効制度の創設に伴い、現行定款第７条(株式取扱規則）および第10条（名義書換代理人）第３項について、所要の変更を行うものであります。

(3)　現在検討されている「航空法の一部を改正する法律」が法案どおり公布・施行されると、本邦航空運送事業者の持株会社に対してその議決権に占める外国人等の割合が制限されることに伴い、所要の規定（新設第７条）を新設するものであります。

なお､本規定の新設は当該法律の施行日から効力を生じる旨、附則で規定することといたします。

(4)　機能的オフィス配置によるＪＡＬグループの一体的な業務体制を築くため､グループの本社機能を現在日本航空株式会社本社があるＪＡＬビルに集約する予定であり、これに伴い現行定款第３条につき､本店の所在地を東京都品川区に変更するものであります。

なお、移転の時期は平成15年度下期中の予定であり、本店所在地変更の効力発生日は本店移転日とし､その具体的期日については取締役会に一任願いたいと存じますので、その旨附則で規定することといたします。

(5)　現行定款附則第１条(株式移転による設立に際して発行する株式)、第２条（最初の営業年度)、第３条（最初の監査役の任期)は、当社設立時に必要な事項を定めたものであり、本総会終結の時をもって不要となるため、削除するものであります。

また現行定款附則第４条（買増請求）は、買増請求に関する変更の効力発生日を定めたものであり､その期日を経過しているため、削除するものであります。

(6)　その他､条文の新設に伴い条数の変更を行うものであります。

２．変更の内容

変更の内容は、次のとおりであります。

（下線は変更部分）

現行定款	変更案
（本店所在地） 第３条　当会社は､本店を東京都港区に置く。	（本店所在地） 第３条　当会社は､本店を東京都品川区に置く。
（新設）	（外国人等の株主名簿及び実質株主名簿への記載の制限） 第７条　当会社は､次の各号のいずれかに掲げる者からその氏名及び住所を株主名簿及び実質株主名簿に記載または記録することの請求を受けた場合において､その請求に応ずることにより次の各号に掲げる者の有する議決権の総数が当会社の議決権の３分の１以上を占めることとなるときは､その氏名及び住所を株主

現行定款	変 更 案
	名簿及び実質株主名簿に記載または記録することを拒むものとする。 (1) 日本の国籍を有しない人 (2) 外国又は外国の公共団体若しくはこれに準ずるもの (3) 外国の法令に基づいて設立された法人その他の団体
(株式取扱規則) 第7条 当会社の電磁的方法による議決権その他の株主権の行使等に関する取扱、株券の種類、株式及び新株予約権の名義書換、実質株主名簿への記載又は記録、単元未満株式の買取り及び売渡し、質権の登録及び抹消、株券の再発行、信託財産の表示及び抹消その他株式及び新株予約権に関する取扱い及び手数料は、この定款のほか、取締役会において定める株式取扱規則による。	(株式取扱規則) 第8条 当会社の電磁的方法による議決権その他の株主権の行使等に関する取扱、株券の種類、株式及び新株予約権の名義書換、実質株主名簿及び株券喪失登録簿への記載又は記録、単元未満株式の買取り及び売渡し、質権の登録及び抹消、株券の再発行、信託財産の表示及び抹消その他株式及び新株予約権に関する取扱い及び手数料は、この定款のほか、取締役会において定める株式取扱規則による。
第8条 (条文省略)	第9条 (現行どおり)
(基 準 日) 第9条 定時株主総会において権利を行使すべき株主は、毎年3月31日現在の株主名簿及び実質株主名簿に記載又は記録された議決権を有する株主とする。 2．前項及び第26条に定める場合のほか、株主又は質権者として権利を行使すべき者を定めるために必要があるときは、取締役会の決議により、あらかじめ公告して基準日を定めることができる。	(基 準 日) 第10条 (現行どおり) 2．前項及び第29条に定める場合のほか、株主又は質権者として権利を行使すべき者を定めるために必要があるときは、取締役会の決議により、あらかじめ公告して基準日を定めることができる。
(名義書換代理人) 第10条 当会社は、株式につき名義書換代理人を置く。 2．名義書換代理人及びその事務取扱場所は、取締役会の決議により選定し、これを公告する。 3．当会社の株主名簿及び実質株	(名義書換代理人) 第11条 (現行どおり) 2．(現行どおり) 3．当会社の株主名簿及び実質株

現行定款	変更案
主名簿並びに新株予約権原簿は、名義書換代理人の事務取扱場所に備え置き、株式及び新株予約権の名義書換、単元未満株式の買取り及び売渡し、その他株式及び新株予約権に関する事務は、名義書換代理人に取り扱わせ、当会社においてはこれを取り扱わない。	主名簿、新株予約権原簿並びに株券喪失登録簿は、名義書換代理人の事務取扱場所に備え置き、株式及び新株予約権の名義書換、株券喪失登録簿への記載又は記録、単元未満株式の買取り及び売渡し、その他株式及び新株予約権に関する事務は、名義書換代理人に取り扱わせ、当会社においてはこれを取り扱わない。
第11条 ～　（条文省略） 第12条	第12条 ～　（現行どおり） 第13条
（決議方法） 第13条　株主総会の決議は、法令又はこの定款に別段の定めがある場合のほかは、出席した株主の議決権の過半数をもって行う。 （新設）	（決議方法） 第14条　株主総会の決議は、法令又はこの定款に別段の定めがある場合のほかは、出席した株主の議決権の過半数をもって行う。 ２．商法第343条の規定によるべき決議は、総株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上をもってこれを行う。
第14条 ～　（条文省略） 第19条	第15条 ～　（現行どおり） 第20条
（新設）	（取締役の責任免除） 第21条　当会社は、商法第266条第12項の規定により、取締役会の決議をもって、同条第１項第５号の行為に関する取締役（取締役であった者を含む。）の責任を法令に定める限度において免除することができる。 ２．当会社は、商法第266条第19項の規定により、社外取締役との間に、同条第１項第５号の行為による損害賠償責任を限定する契約を締結することができる。但し、当該契約に基づく損害賠償責任の限度額は、法令の定める額とする。

現行定款	変 更 案
第20条　　(条文省略)	第22条　　(現行どおり)
(監査役の選任決議) 第21条　第16条第1項の規定は、監査役に準用する。	(監査役の選任決議) 第23条　第17条第1項の規定は、監査役に準用する。
第22条 〜　　(条文省略) 第24条	第24条 〜　　(現行どおり) 第26条
(新設)	(監査役の責任免除) 第27条　当会社は、商法第280条第1項の準用する同法第266条第12項の規定により、取締役会の決議をもって、監査役(監査役であった者を含む。)の責任を法令に定める限度において免除することができる。
第25条 〜　　(条文省略) 第27条	第28条 〜　　(現行どおり) 第30条
附　則 (株式移転による設立に際して発行する株式) 第1条　当会社の設立は、商法第364条の株式移転による。 2．当会社の設立に際して発行する株式の総数は普通株式1,980,465,250株及び日本航空株式会社の発行した転換社債のうち、平成14年4月1日から株式移転期日の前日までに転換権の行使により発行される同社株式数と同数の普通株式の合計とする。	附　則 (削除)
(最初の営業年度) 第2条　当会社の第1回営業年度は、会社設立の日から平成15年3月31日までとする。	(削除)

現行定款	変 更 案
（最初の監査役の任期） 第３条　当会社の最初の監査役の任期は、第22条の規定にかかわらず、就任後１年内の最終の決算期に関する定時株主総会終結の時までとする。	（削除）
（買増請求） 第４条　当会社の単元未満株式を有する株主による買増請求に関する変更（第６条第３項、第７条、第10条第３項）については、平成15年４月１日より効力を生じるものとする。	（削除）
（新設）	（本店の移転） 第１条　当会社の本店所在地に関する変更（第３条）については、平成16年３月末日までに開催される取締役会において決定する本店移転日をもって、効力を生じるものとする。
（新設）	（外国人等の株主名簿及び実質株主名簿への記載の制限） 第２条　当会社の外国人等の株主名簿及び実質株主名簿への記載の制限に関する追加（第７条）については、航空法の一部を改正する（本邦航空運送事業者の持株会社につき、追加される定款第７条の内容の制限を認める）法律が施行される日より効力を生じるものとする。

第３号議案　取締役15名選任の件

現任取締役15名は、本総会終結の時をもって任期満了となりますので、取締役15名の選任をお願いいたしたいと存じます。

その候補者は、次のとおりであります。

候補者番号	氏名（生年月日）	略歴及び他の会社の代表状況	所有する当社の株式の数	当社との特別の利害関係
1	兼子　勲（かねこ いさお） （昭和13年３月１日生）	昭和35年４月　日本航空株式会社入社 平成３年６月　同社取締役 平成７年６月　同社常務取締役 平成９年６月　同社専務取締役 平成10年６月　同社代表取締役社長 平成14年10月　当社代表取締役社長・CEO（現任） 平成15年４月　日本航空株式会社代表取締役会長（現任）	25,407株	なし
2	新町敏行（しんまち としゆき） （昭和18年１月20日生）	昭和40年４月　日本航空株式会社入社 平成９年６月　同社取締役 平成12年４月　同社常務取締役 平成13年４月　同社専務取締役(現任) 平成14年10月　当社専務取締役(現任)	17,000株	なし
3	松本武徳（まつもと たけのり） （昭和19年２月５日生）	昭和43年４月　運輸省入省 平成12年６月　株式会社日本エアシステム取締役 平成13年６月　同社常務取締役(現任)	3,600株	なし
4	西塚英和（にしづか ひでかず） （昭和21年１月29日生）	昭和43年４月　日本航空株式会社入社 平成10年６月　同社取締役 平成13年４月　同社常務取締役(現任) 平成14年10月　当社常務取締役(現任) 【他の会社の代表状況】 佐賀空港給油施設株式会社 代表取締役社長	14,081株	なし
5	栗原史宣（くりはら ふみたか） （昭和18年１月３日生）	昭和41年４月　日本国内航空株式会社入社 平成９年５月　株式会社日本エアシステム経営企画室長代理 平成11年６月　同社執行役員(兼)経営企画室長 平成13年６月　同社取締役 平成14年10月　当社常務取締役(現任)	4,600株	なし

候補者番号	氏名（生年月日）	略歴及び他の会社の代表状況	所有する当社の株式の数	当社との特別の利害関係
6	丸山源太郎（まるやま げんたろう） （昭和21年10月12日生）	昭和46年7月 日本航空株式会社入社 平成9年6月 同社経理部長 平成11年4月 同社執行役員 平成12年6月 同社取締役 平成14年10月 当社常務取締役（現任） 【他の会社の代表状況】 株式会社ジャル リーブル 代表取締役社長 株式会社ジャルキャピタル 代表取締役社長 ALIVE INSURANCE PTE.,LTD. 代表取締役 TRIPLE A LIMITED代表取締役	6,000株	なし
7	世良宣義（せら のぶよし） （昭和17年2月9日生）	昭和40年4月 東亜航空株式会社入社 平成9年5月 株式会社日本エアシステム営業本部副部長 平成11年6月 株式会社ハーレクインエア代表取締役副社長 平成12年3月 株式会社日本エアシステムマーケティング本部企画室長 平成13年5月 同社経理部長 平成13年6月 同社執行役員（兼）経理部長 平成14年10月 当社取締役（現任）	5,500株	なし
8	三好晉（みよし すすむ） （昭和21年4月4日生）	昭和45年4月 日本航空株式会社入社 平成7年12月 同社法務部長 平成13年4月 同社執行役員（現任） 平成14年10月 当社取締役（現任）	6,782株	なし
9	森川實（もりかわ みのる） （昭和11年2月5日生）	昭和35年4月 北日本航空株式会社入社 昭和62年6月 東亜国内航空株式会社取締役 平成3年6月 株式会社日本エアシステム常務取締役 平成5年6月 同社専務取締役 平成9年6月 同社取締役副社長 平成13年6月 同社代表取締役副社長（現任） 平成14年10月 当社取締役副社長（現任）	13,654株	なし

候補者番号	氏名 (生年月日)	略歴及び他の会社の代表状況	所有する当社の株式の数	当社との特別の利害関係
10	羽根田　勝　夫（はねだ　かつお） (昭和18年1月23日生)	昭和40年4月　日本航空株式会社入社 平成7年6月　同社取締役 平成11年6月　同社常務取締役 平成13年4月　同社専務取締役 平成14年6月　同社代表取締役副社長 平成14年10月　当社取締役（現任） 平成15年4月　日本航空株式会社代表取締役社長（現任）	41,040株	なし
11	益　子　　隆（ますこ　たかし） (昭和17年7月27日生)	昭和40年4月　日本航空株式会社入社 平成9年6月　同社取締役 平成12年4月　同社常務取締役 平成13年4月　同社専務取締役 平成14年6月　同社代表取締役副社長（現任） 平成14年10月　当社取締役（現任）	12,155株	なし
12	岡　崎　俊　城（おかざき　としき） (昭和16年8月22日生)	昭和40年4月　日本航空株式会社入社 平成7年6月　同社取締役 平成12年4月　同社常務取締役 平成13年6月　日本アジア航空株式会社代表取締役社長 平成14年6月　株式会社ジャルセールスネットワーク代表取締役社長（現任） （平成14年10月4日株式会社ジャルセールスに社名変更）	12,615株	なし
13	河　野　俊　二（こうの　しゅんじ） (昭和2年8月1日生)	平成2年6月　東京海上火災保険株式会社代表取締役社長 平成8年6月　同社代表取締役会長 平成9年6月　日本航空株式会社取締役（平成15年6月26日退任予定） 平成13年6月　東京海上火災保険株式会社相談役（現任） 平成14年10月　当社取締役（現任） 【他の会社の代表状況】 神港ビルヂング株式会社代表取締役	2,000株	なし

候補者番号	氏名（生年月日）	略歴及び他の会社の代表状況	所有する当社の株式の数	当社との特別の利害関係
14	諸井虔（もろい けん） （昭和3年4月23日生）	昭和61年8月　秩父セメント株式会社代表取締役会長 平成6年10月　秩父小野田株式会社代表取締役会長 平成8年6月　同社取締役相談役 平成10年10月　太平洋セメント株式会社取締役相談役 平成11年6月　日本航空株式会社取締役（平成15年6月26日退任予定） 平成12年6月　太平洋セメント株式会社相談役（現任） 平成14年10月　当社取締役（現任）	0株	なし
15	清水仁（しみず しのぶ） （昭和6年2月3日生）	昭和56年6月　東京急行電鉄株式会社取締役 昭和60年6月　同社常務取締役 昭和62年12月　同社専務取締役 平成7年4月　同社代表取締役社長 平成9年6月　株式会社日本エアシステム取締役（現任） 平成13年6月　東京急行電鉄株式会社代表取締役会長(現任) 平成14年10月　当社取締役（現任） 【他の会社の代表状況】 株式会社スリーハンドレッドクラブ代表取締役社長 株式会社東急文化村代表取締役社長	0株	なし

河野俊二、諸井虔および清水仁は商法第188条第2項第7号ノ2に定める社外取締役の要件を満たしております。

第４号議案　監査役６名選任の件

現任監査役６名は、本総会終結の時をもって任期満了となりますので、監査役６名の選任をお願いいたしたいと存じます。

なお、本議案につきましては、予め監査役会の同意を得ております。

その候補者は、次のとおりであります。

候補者番号	氏名（生年月日）	略歴及び他の会社の代表状況	所有する当社の株式の数	当社との特別の利害関係
1	古川康中（ふるかわやすなか） （昭和17年６月14日生）	昭和40年４月　日本航空株式会社入社 平成９年６月　同社関連事業室副室長 平成11年６月　同社常勤監査役 平成14年10月　当社常勤監査役（兼）日本航空株式会社監査役（現任）	23,450株	なし
2	坂井敏之（さかいとしゆき） （昭和15年９月６日生）	昭和38年４月　北日本航空株式会社入社 平成９年６月　株式会社日本エアシステム取締役 平成13年６月　同社常務取締役 平成14年10月　当社常勤監査役（兼）株式会社日本エアシステム監査役（現任）	5,400株	なし
3	松井茂夫（まついしげお） （昭和19年７月15日生）	昭和42年４月　日本航空株式会社入社 平成９年６月　同社シンガポール支店長 平成11年６月　日航リース株式会社常務取締役 平成12年３月　同社代表取締役社長 平成12年４月　日航グループファイナンス株式会社専務取締役 平成13年３月　日航リース株式会社取締役 平成13年６月　日本航空株式会社常勤監査役 平成14年10月　当社常勤監査役（兼）日本航空株式会社監査役（現任）	4,000株	なし
4	根尾征三（ねおせいぞう） （昭和19年３月８日生）	昭和41年４月　日本航空株式会社入社 平成９年６月　同社装備工場長 平成12年４月　日本アジア航空株式会社顧問 平成12年６月　同社取締役 平成13年６月　日本航空株式会社常勤監査役（現任） 平成14年10月　当社監査役（現任）	13,812株	なし

候補者番号	氏名（生年月日）	略歴及び他の会社の代表状況	所有する当社の株式の数	当社との特別の利害関係
5	秋山喜久（あきやまよしひさ）（昭和6年9月10日生）	平成3年11月 関西電力株式会社代表取締役社長 平成9年5月 社団法人関西経済連合会副会長 平成10年6月 日本航空株式会社監査役（平成15年6月26日退任予定） 平成11年5月 社団法人関西経済連合会会長（現任） 平成11年6月 関西電力株式会社代表取締役会長（現任） 平成11年6月 株式会社けいはんな代表取締役会長（現任） 平成14年10月 当社監査役（現任）	0株	なし
6	西村正雄（にしむらまさお）（昭和7年11月18日生）	平成5年6月 株式会社日本興業銀行代表取締役副頭取 平成8年6月 同行代表取締役頭取 平成12年6月 日本航空株式会社監査役（平成15年6月26日退任予定） 平成12年9月 株式会社みずほホールディングス代表取締役会長（兼）株式会社日本興業銀行代表取締役頭取 平成14年4月 みずほフィナンシャル・グループ特別顧問 平成14年10月 当社監査役（現任）	0株	なし

秋山喜久および西村正雄は株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役の候補者であります。

第5号議案　退任取締役に対し退職慰労金贈呈の件

本総会終結の時をもって任期満了により退任される取締役舩曳寛眞氏および越智正英氏に対し、その在任中の労に報いるため、当社の内規に基づき、相当額の範囲内において退職慰労金を贈呈することとし、その具体的な金額、贈呈の時期、方法等につきましては、取締役会にご一任願いたいと存じます。

退任取締役の略歴は、次のとおりであります。

氏名	略歴
舩曳寛眞	平成14年10月　当社代表取締役（現任）
越智正英	平成14年10月　当社取締役副社長（現任）

以上

第1回定時株主総会会場ご案内図

会　場　東京都千代田区紀尾井町4番1号
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（第１回定時株主総会招集ご通知添付書類）

第１期報告書

（平成14年10月２日から
平成15年３月31日まで）

営　業　報　告　書
貸　借　対　照　表
損　益　計　算　書
利　益　処　分　案
会計監査人監査報告書謄本
監査役会監査報告書謄本


JAL

株式会社 日本航空システム

営業報告書

（平成14年10月２日から
平成15年３月31日まで）

１．営業の概況

(1)当グループの営業の経過および成果

当期の日本経済は、世界経済の先行き不透明感が高まるなかで、企業収益等の一部には持ち直しに向けた動きが見られたものの、雇用情勢、所得環境ともに依然として厳しい状況が続き、個人消費も低迷が続くなど、引き続き厳しい状況にありました。

このような状況のなか、日本航空株式会社（以下「ＪＡＬ」）ならびに株式会社日本エアシステム（以下「ＪＡＳ」）は平成14年６月の株主総会において、株主の皆様からご承認をいただき、同年10月２日、株式移転制度の活用により当社（株式会社日本航空システム）を設立させ、新生「ＪＡＬグループ」が発足いたしました。

「ＪＡＬグループ」は、統合による効果を最大限発揮し、国際線・国内線のバランスのとれた強固な企業基盤を築き、世界のトップクラスの航空輸送グループとなることを目指しております。その実現に向け、具体的な施策といたしまして、「ＪＡＬグループ」の発足と同時に競争促進、ネットワークの拡充、路線運営の効率化等の観点から他社優位路線への増便、ＪＡＬおよびＪＡＳの路線の棲み分けによる経営資源の効率化、ダイヤの改善などを行いました。

さらに加えて、

①旅客販売子会社への体制集約による業務一元化

②旅行商品の企画・制作を行う子会社の合併による国際、国内各１社体制化

③貨物販売子会社への体制集約による業務一元化

④市内および空港施設の集約により施設賃借料等の削減

⑤金融・リース系子会社各社の合併

⑥経理業務部門の分社化
等、各種の施策に順次取り組み、統合効果の早期実現に努めてまいりました。

また、マイレージ・プログラムの提携や販売体制集約による業務一元化に併せ、統一ブランド（新ロゴ）の導入、機体デザインの刷新、パッケージ・ツアー商品のブランド統一等、ブランド力を最大化するグループブランド体系を構築し、販売競争力強化に努めました。

ＪＡＬおよびＪＡＳのシステム統合につきましては、平成16年４月の実施に向けて、お客さまの信頼性確保と利便性の向上を最優先に着実に準備を行うとともに、それまでの間につきましても、一部予約の一元化等、可能な限り統合サービスを提供いたしました。

これらの結果、当期のグループ連結決算（連結子会社171社、持分法適用関連会社27社）につきましては、通年で営業収益２兆834億円。これにより、営業利益105億円、経常利益158億円、当期利益116億円となりました。

そのなかで、ＪＡＬ単体決算は通年で国際線、国内線を合わせた旅客、貨物等の総輸送量は前期比7.0％増の121億417万トン・キロ、営業収益は前期比5.5％増の１兆2,338億円、これにより、営業利益７億円、経常利益83億円、当期利益187億円となりました。

ＪＡＳ単体決算は通年で国際線、国内線を合わせた旅客、貨物等の総輸送量は前期比2.2％減の14億1,465万トン・キロ、営業収益は前期比6.2％減の3,381億円、これにより、営業損失23億円、経常損失46億円、当期損失46億円となりました。

運航の安全につきましては、「ＪＡＬグループ」の運営においては、「安全運航の堅持」が最重要課題であることに変わりはなく、グループ創設にあたりその決意を後述の「安全憲章」として制定し、この憲章のもと、グループ一丸となって安全運航に取り組んでまいりました。

主要な事業会社のこの一年間の事業活動の状況につきましては以下のとおりです。

（ｉ）ＪＡＬ

国際線旅客

一昨年９月に起きた米国テロ事件の影響により減少した需要の早期回復と、成田暫定滑走路供用開始後の競争激化の中でのシェア確保を目指し、以下のような様々な施策を実施いたしました。

路線運営面では、４月より供用開始された成田空港暫定滑走路を活用するなど、東京発を中心に段階的にロンドン、パリ、北京、上海、ソウル線等での増便、新規路線としてハノイ線(４月)、厦門線（６月）を開設いたしました。さらに９月に行われた日中航空交渉により拡大した輸送力権益を活用し、本年度末までに日本国内から中国10都市への世界最大級の中国路線ネットワークを構築いたしました。

営業面では、新規路線の開設やＪＡＳとのコードシェア便の運航を開始したことにより路線数が拡大された中国線に力を入れ、７月より「ＪＡＬ　ＮＥＷ　ＣＨＩＮＡ」および「ＪＡＬビジネスＣＨＩＮＡ」キャンペーンを展開し、新しい中国のイメージ醸成による観光需要喚起、新市場としてのビジネス需要喚起に努めました。また、サッカー日本代表のサポーティングカンパニーとして、５月末から７月中旬の間、日韓ワールドカップ割引運賃を導入し、また10月からは、統合による「ＪＡＬ悟空」と「ＪＡＳスーパーペックス」の組合せを可能とした運賃制度を設定するなどの施策を展開いたしました。

ｅビジネスにつきましては、インターネットの利用促進を目的とした「ＪＡＬ　ｅ－ｓｔｙｌｅキャンペーン」を11月から実施するとともに、２月からはホームページでＪＡＬマイレージバンク会員のみならず、すべてのお客さまが国際線の予約・購入ができるようになりました。これらの取り組みにより、ｅチャネルを通じたＪＡＬ国際線の予約は、前年比約２倍の伸びを示しました。

しかしながら、上期の需要は、米州線、ハワイ線を中心に、

米国テロ事件の影響が残るなかで、日韓ワールドカップ開催期間中の日本発観光需要が伸び悩んだため、米国テロ事件の影響がなかった前々期比95％にとどまりました。また下期については、米国テロ事件の影響がなくなってきたものの、景気の低迷、バリ島テロ事件（10月）、グアムの台風（12月）に加え、イラク情勢に対する不安感等のマイナス要因が増えたことにより伸び悩み、前々期比96％程度で推移しておりましたが、３月にイラクに対して武力行使が開始されたことにより需要はさらに低下し、下期全体では前々期比93％まで低下いたしました。

その結果、本年度の総旅客数は1,275万人となり、前期比7.1％増であったものの、前々期比では6.4％減、収入は前期比7.0％増であったものの、前々期比3.5％減の6,141億円となりました。

国内線旅客

７月より羽田空港の増加した発着枠を活用し、他社が単独運航していた富山、岡山、山口宇部の３路線へ新規参入し、10月からは統合に伴う両社重複便の解消、また需要に合わせた弾力的な路線運営等により、ネットワークの拡充と利便性の向上を図り、収益性の改善に努めました。

営業面では、「北海道」、「沖縄」など各種キャンペーンの実施や10月からＪＡＳとの国内線マイレージ提携を記念した「ＪＡＬ・ＪＡＳ国内線３倍マイルキャンペーン」を実施したほか、従来の「バーゲンフェア」に加え、「ＪＪ回数券」等統合記念運賃を設定する等、需要喚起に努めるとともに、特に競合路線においては、競争型運賃を積極的に設定することにより競争力向上を図りました。

また、日韓ワールドカップ開催期間中のみならず、年間合計70便以上のチャーター便を運航いたしました。この結果、旅客数は前期比2.8％増の2,081万人となったものの、収入単価が下落したため、収入は前期比1.4％減の2,769億円となりました。

国際線貨物

経済のグローバル化が進み、各企業が経営戦略的に航空貨物の利用を推し進めてきていることにより、年間を通じて高需要に支えられ総需要は全路線とも前年実績を上回り、好調に推移いたしました。特に中国をはじめとするアジア向け、米州向けはＩＴ関連や自動車関連を中心に好調に推移いたしました。

このような状況の中、供給面では、５月に貨物専用機を10機体制とし、好調な需要に対応してまいりました。

路線運営面では、４月、11月、２月と段階的に増便した上海線貨物便や４月から増便した北京、上海線旅客便、６月に新規路線として開設した東京－厦門線旅客便、さらには９月から就航した東京－大連線貨物便や、東京－ロンドン－アムステルダム線貨物便等は、高需要に対応するうえで効果的な路線運営を行うことができました。

商品戦略面では、４月から従来の輸送スピードを保証する商品に加えて、精密機器や保冷品など、産業・品目別に特別な取扱を提供する商品を加えることにより、輸送スピードと取扱品質の両面で高い付加価値を備えた商品体系を作り、増収に努めました。

この結果、総輸送量は前期比10.6％増の42億1,157万トン・キロ、収入は前期比15.7％増の1,452億円となりました。

国内線貨物

国内経済不況による影響に加えて、航空貨物輸送に係わる保安強化により、宅配貨物を中心に一部の航空需要が陸上輸送に移行したこともあり、需要は低調な推移となりました。この結果、総輸送量は前期比0.3％減の２億3,942万トン・キロ、収入は前期比1.4％減の179億円となりました。

その他

関連事業においては、前述いたしましたとおり、グループ全体の再編の一環として、さらなる事業の効率化の観点から、事業の整理・統合を推し進めてまいりました。

(ⅱ) ＪＡＳ

国際線旅客

成田空港暫定滑走路の供用開始に合わせ関西空港から成田空港に基地を集約し、昆明線、香港線を成田空港発着に変更するとともに上海線を開設し、中国路線のネットワークを充実させ、競争力向上に努めました。東京－香港線につきましては、国内線に先行し、ＪＡＬと路線の棲み分けを行い、10月から運休いたしました。

この結果、総旅客数は前期比19.5％減の55万人となり、収入は前期比19.3％減の160億円となりました。

国内線旅客

７月より羽田空港の増加した発着枠を活用し、青森、高松線等、高需要８路線を増便し、地方空港から首都圏への日帰りが可能な運航ダイヤを設定いたしました。また新規路線を含めて関西空港発着の路線を見直し、一部の路線を除き運休や伊丹空港への集約を行い、ダイヤの改善ならびに収益性の向上を図りました。

さらに、低需要路線の見直しを含め、需要動向に応じて路線、便数、機材の調整を効率的に行いました。下期からは、経営統合に伴いＪＡＬとの重複路線での便統一、ダイヤの改善を行い、利便性の向上に努めました。

営業面では統合記念運賃の「ＪＪ回数券」や従来の「ウルトラ割引」、「バースデー割引」等を拡充することにより、一層の旅客需要喚起を図り、名古屋・松本発着路線を対象とした「ＪＡＳで行く中部キャンペーン」、７月から９月には国内線全線を対象にした「2002ＪＡＳベイブレードキャンペーン」を実施し、ＪＡＳ路線旅行商品やファミリー層向け商品の販売促進を図りました。10月の統合以降の旅行商品販売につきましては、ＪＡＬ・ＪＡＳ便を組み合わせたスキーツアーなど「ＪＡＬ・ＪＡＳ統合記念ツアー」を造成し、両社便のさらなる利用促進に努めました。

マイレージ・プログラムにつきましては、10月よりＪＡＬと

国内線マイレージ提携を開始し、国内線ネットワーク拡充によるＪＡＳマイレージサービス会員の利便性向上に加え、ＪＡＬマイレージバンク会員のＪＡＳ便利用を促進いたしました。また、ＪＡＬと共同で「ＪＡＬ・ＪＡＳ国内線３倍マイルキャンペーン」を実施し、需要の拡大を図りました。

以上のように、個人向け各種割引運賃の拡充をはじめとした需要喚起策を積極的に行ったほか、利便性の向上を図りましたが、競争の激化により収入単価が下落し、結果として、総旅客数は前期比1.4％減の2,078万人となり、収入は前期比5.2％減の2,915億円となりました。

国際線貨物

広州発の東京線において、国際郵便の搭載を実施いたしましたが、東京－香港線運休等のため、総輸送量は前期比10.8％減の3,884万トン・キロ、収入は前期比18.7％減の31億円となりました。

国内線貨物

国内経済不況による影響に加えて、航空貨物輸送に係わる保安強化により、郵便物も一部で陸上輸送に移行したことなどにより、需要は低調に推移いたしました。この結果、総輸送量は前期比0.4％減の１億6,321万トン・キロ、収入は前期比4.2％減の161億円となりました。

(2)当社の営業の経過および成果

新「ＪＡＬグループ」の発足にあたり、まず始めにグループとしての基本的な考え方である「企業理念」ならびに航空輸送グループとしての最重要課題である安全への取り組みの基本を定める「安全憲章」を以下のように制定いたしました。

「企業理念」

ＪＡＬグループは、総合力ある航空輸送グループとして、お客さま、文化、そしてこころを結び、日本と世界の平和と繁

栄に貢献します。

1. 安全・品質を徹底して追求します
2. お客さまの視点から発想し、行動します
3. 企業価値の最大化を図ります
4. 企業市民の責務を果します
5. 努力と挑戦を大切にします

「安全憲章」

安全運航は、ＪＡＬグループの存立基盤であり、社会的責務です。ＪＡＬグループは安全確保の使命を果たすため、経営の強い意志と社員一人一人の自らの役割と責任の自覚のもと、知識と能力の限りを尽くして、一便一便の運航を確実に遂行していきます。

当社はＪＡＬ、ＪＡＳ等の持株会社として、グループ全体の戦略の立案や経営資源の最適配分を行うとともに、グループ一体運営に向けての経営体制の整備を進めてまいりました。

具体的には当社とＪＡＬ、ＪＡＳそれぞれとの間で「経営指導および特定委託業務契約」等を締結し、これら事業会社に対し直接、広範な経営管理を行う体制を作りました。

同様に、ＪＡＬ、ＪＡＳ等主要事業会社の子会社・関連会社につきましても、グループ経営の観点から、当社が定めた指針に沿ってＪＡＬ、ＪＡＳ等が適切な経営管理を行うことといたしました。

また、事業会社であるＪＡＬ、ＪＡＳの資金調達、設備投資資金の調達につきましては、「ＪＡＬグループ」全体の資金効率の向上を図る観点から当社にて一元的に行うことといたしました。

さらに、ＪＡＬ子会社であった株式会社ジャルセールス、株式会社ジャルキャピタル両社につきまして、ＪＡＬグループにおいてその役割を一元的に担うことから、当社の直接子会社へと変更することを決定いたしました。

このような経営体制の整備のほか、株主（投資家）重視の観

点から、当社の利益の根幹をなすＪＡＬ、ＪＡＳ等の事業会社の活動について、ＩＲ活動（インベスター・リレーションズ／財務広報）を積極的に行ってまいりました。

さらに当社は平成15年２月19日に臨時株主総会を開催し、資本準備金の減少に関してご承認をいただき、３月24日をもって、898億184万1,015円を資本準備金勘定からその他資本剰余金勘定へ移行いたしました。

以上のような事業活動によるＪＡＬ、ＪＡＳ両社からの「経営指導および特定委託業務」の手数料および貸付金利息等により、当期の決算は、営業収益31億円、経常利益４千万円、当期利益が１千１百万円となりました。

(3)当社および当グループが対処すべき課題

今後の日本経済の見通しにつきましては、デフレの進行、景気回復の遅れなど、依然として厳しい状況が続くものと思われます。航空業界にとりましても、イラクへの武力行使、重症急性呼吸器症候群（ＳＡＲＳ）、長引く不況等による需要の大幅な減少と回復の遅れが懸念されるなど、当社および当社グループをとりまく経営環境は、国際線、国内線ともに極めて厳しいものと予想されます。

このような状況のなか、当社は持株会社としてグループ全体の統括およびグループの企業価値の最大化を使命とし、グループ戦略、資源配分、対外活動、事業会社の管理等を担ってまいります。一方、事業会社は安全運航の堅持、事業計画の決定と遂行、マーケット戦略の立案と遂行、資産効率の向上と収益の極大化を推進してまいります。

本年４月よりグループ経営のさらなる深化を図るため、グループ全体の基本構造である持株会社、事業・機能セグメント、ＳＳＣ（Shared Service Center／グループ共通事務管理業務の集約）、独立型関連事業の各部門の責任と権限を明確化し、それぞれの責任領域において、主体性を持って運営する体制といたし

ました。

（グループ運営の基本構造図）


事業セグメント
機能セグメント
国内旅客
国際旅客
貨物
日本航空システム（持株会社）
旅客販売（旅行商品を含む）
客室
運航
整備
空港
独立型事業グループ会社
SSC (Shared Service Center)

当社は社内的には「ＪＡＬグループ」の中長期の持続的な成長を達成するために、単年度の「財務面の業績」のみを重視するのではなく、「お客さま」、「業務プロセス」、「人財」そして「財務面の業績」の４つの視点から定量目標値を伴った戦略目標を定め、目標間の連鎖を図る「経営目標管理」制度を導入し、バランスのとれた経営体制を構築してまいります。

とりわけ、お客さまに対しては、従来にも増してお客さまの視点に立った商品・サービスを提供することを、グループ全体で取り組んでまいります。

路線運営面においては、着実な統合の推進と効果の最大化を図るべく、グループ内の航空会社が一体となり積極的かつ効率的な路線運営を図ってまいります。

事業運営面においては、平成16年春には、ＪＡＬ、ＪＡＳを国際旅客事業と貨物事業を担う「日本航空インターナショナル」と、国内旅客事業を担う「日本航空ジャパン」に再編し、事業分野の特徴に合わせた効率的経営を目指しさらなる統合の推進に取り組んでまいります。

また、システムの統合に関しましては、「確実なシステム統

合」、「お客さま関連のシステム優先」を基本方針として、旅客基幹システムは平成16年４月までに、その他の社内システムは、本年度から平成16年度にかけて順次統合してまいります。

さらに、ＪＡＬグループの「今、そして将来」を株主（投資家）の皆様に理解していただくために、一層の情報開示の迅速化と開示内容の充実を図るなどＩＲ活動を強化し、「経営の顔が見えるＩＲ」を目指してまいります。

日々の安全への取り組みにつきましては、ＪＡＬグループにとって、企業存立の基盤である「安全運航の堅持」に向けて常に緊張感を持ち、日々一便一便の運航を確実に完遂し、さらなる安全性の向上を目指してまいります。また広く危機管理の観点からも、安全管理体制を一層強化し、運航、整備、客室、空港、貨物、旅客といった直接安全に携わる部門のみならず、ＪＡＬグループ各社を含む全ての役員、社員が「安全品質の維持向上」に最大限の取り組みをしてまいります。

当社および「ＪＡＬグループ」は、以上のような取り組みを通して、厳しい環境を乗り越え、質、量を総合して「世界のトップエアライングループ」を目指してまいります。そしてこの統合効果を極大化するための施策を着実に実行していくことにより、株主の皆様のご負託にお応えしてまいりたいと存じます。

何卒、より一層のご理解とご支援を賜わりますようお願い申し上げます。

２．会社の概況 〔以 平〕

(1)主要な事業内容

定期航空運送事業およ
業ならびにこれに附帯ま
保有することによる当該

(2)主要な営業所および

本社：東京都港区港南

(3)株式の状況

a 株式の総数

会社が発行する株式の
発行済株式の総数

b 株主数

c 大株主

株　主　名	所
株式会社みずほコーポレート銀行	
東京急行電鉄株式会社	
糸山　英太郎	
東京海上火災保険株式会社(*)	
ニッセイ同和損害保険株式会社	
日本生命保険相互会社	
富国生命保険相互会社	
国際興業株式会社	
日本航空グループ社員持株会	
株式会社東京三菱銀行	

(*)東京海上火災保険株式会社は
実施し、平成14年４月２日をもっ
を設立しております。日動火災海
当社株式は22,713千株（議決権

(4)資金調達の状況

子会社が借換および設備投資に充当するため、当社から、それら子会社への貸付金の原資として、合計1,381億円の長期借入を行いました。

また、子会社債務の一部につき、合計1,898億円の債務引受を行いました。

(5)営業成績および財産の状況の推移

区　分	(平成11年度)	(平成12年度)	(平成13年度)	第1期 (平成14年度)
営業収益（百万円）				3,176
経常利益（百万円）				40
当期利益（百万円）				11
1株当たり 当期利益（円）				0.01
総資産（百万円）				619,604
純資産（百万円）				289,351
1株当たり 純資産（円）				146.24

（注）当社は、当期が設立期のため、前期以前についての記載はありません。

2．会社の概況 〔以下の説明は、特に記載がない限り、平成15年3月31日現在の状況を記載しております。〕

(1)主要な事業内容

定期航空運送事業および不定期航空運送事業、航空機整備事業ならびにこれに附帯または関連する事業を営む会社の株式を保有することによる当該会社の事業活動の支配・管理

(2)主要な営業所および工場

本社：東京都港区港南二丁目15番1号

(3)株式の状況

a 株式の総数

会社が発行する株式の総数 7,000,000,000株

発行済株式の総数 1,980,465,250株

b 株主数 271,597人

c 大株主

株　主　名	所有株式数	議決権比率	当社の出資状況	議決権比率
株式会社みずほコーポレート銀行	88,611 千株	4.60%	―	―%
東京急行電鉄株式会社	80,397	4.17	―	―
糸山　英太郎	70,000	3.63	―	―
東京海上火災保険株式会社(*)	52,390	2.72	―	―
ニッセイ同和損害保険株式会社	44,960	2.33	―	―
日本生命保険相互会社	41,392	2.15	―	―
富国生命保険相互会社	39,635	2.06	―	―
国際興業株式会社	34,627	1.80	―	―
日本航空グループ社員持株会	34,402	1.78	―	―
株式会社東京三菱銀行	33,917	1.76	―	―

(*)東京海上火災保険株式会社は、日動火災海上保険株式会社とともに、株式移転を実施し、平成14年4月2日をもって持株会社である株式会社ミレアホールディングスを設立しております。日動火災海上保険株式会社が平成15年3月31日に所有していた当社株式は22,713千株（議決権比率1.18%）であります。

(4)自己株式の取得、処分等および保有

a 取得株式

単元未満株式の買取りによる取得

普通株式　1,819,097株

取得価額の総額　462,305千円

b 処分株式

普通株式　－株

処分価額の総額　－円

c 決算期における保有株式

普通株式　1,819,097株

(5)従業員の状況

従業員数(名)	平均年齢(歳)	平均勤続年数(年)
128	45.4	20.1

(注) 1. 当社従業員のうち124名は、日本航空、日本エアシステムからの出向者であり、平均勤続年数は各社での勤続年数を通算しております。

2. 株式会社日本航空システムに出向した後、社外へ出向している人数（7名）は含まれておりません。

(6)重要な企業結合の状況

a 重要な子会社の状況

会　社　名	資　本　金	持株比率	主要な事業内容
日本航空株式会社	百万円 188,550	% 100.0	航空運送事業
株式会社日本エアシステム	23,486	100.0	航空運送事業
日本アジア航空株式会社	4,310	*90.5	航空運送事業
日本トランスオーシャン航空株式会社	4,537	*51.1	航空運送事業
株式会社ジャルウェイズ	3,000	*100.0	航空運送事業
株式会社ジャル エクスプレス	5,800	*100.0	航空運送事業
日本エアコミューター株式会社	300	*60.0	航空運送事業
株式会社エージーピー	2,038	*63.0	航空機用動力供給事業
株式会社ジャルセールス	3,250	*100.0	航空券販売業、旅行業
株式会社ジャルパック	900	*78.0	旅行商品企画販売
株式会社ジャルツアーズ	80	*100.0	旅行商品企画販売
株式会社ジャルホテルズ	4,272	*90.7	ホテルの経営およびその運営受託
株式会社ＪＡＬＵＸ	2,558	*59.1	卸売業、小売業、損害保険代理業等

(注) 1. ＊は、子会社による所有を含む持株比率です。

2. 株式会社ジャルセールスは、平成14年10月４日付で株式会社ジャルセールスネットワークより社名変更いたしました。

3. 株式会社ジャルツアーズは、平成14年12月２日付で株式会社ジャスナイスウイングより社名変更いたしました。また、平成15年４月１日に株式会社ジャルストーリーと合併いたしました。

4. 平成15年４月１日に日本航空株式会社によって会社分割された株式会社ジャルセールスに係わる管理営業の承継に伴い、株式会社ジャルセールスは、当社の直接子会社になりました。

b 重要な企業結合の成果

当社の連結決算の概要は、次のとおりであります。

区　　分	(平成11年度)	(平成12年度)	(平成13年度)	第１期 (平成14年度)
営業収益（百万円）				2,083,480
経常利益（百万円）				15,840
当期利益（百万円）				11,645
１株当たり当期利益（円）				5.94
総資産　（百万円）				2,172,284
純資産　（百万円）				254,256
１株当たり純資産（円）				129.68

（注）当社は、当期が設立期のため、前期以前についての記載はありません。

(7)主要な借入先

借　入　先	期末借入金残高	借入先が有する当社の株式	
		株式数	議決権比率
日本政策投資銀行	154,000百万円	—千株	—%
株式会社みずほコーポレート銀行	25,310	88,611	4.60
株式会社東京三菱銀行	24,705	33,917	1.76
株式会社ＵＦＪ銀行	23,540	10,834	0.56
信金中央金庫	10,956	—	—
日本生命保険相互会社	9,739	41,392	2.15
住友生命保険相互会社	7,000	800	0.0
安田生命保険相互会社	7,000	527	0.0
ウェストエルビー・アーゲー	5,956	—	—
富国生命保険相互会社	5,500	39,635	2.06

(8)取締役および監査役

役職	氏名	担当業務
代表取締役社長	兼子　　勲	最高経営責任者(ＣＥＯ)、総合経営企画総括、統合推進会議議長、ＩＴシステム統合プロジェクト本部長、安全推進委員会委員長、コンプライアンス・リスク管理委員会委員長
代表取締役	舩曳寛眞	取締役会議長
取締役副社長	森川　　實	社長補佐
取締役副社長	越智正英	社長補佐、地球環境委員会委員長
専務取締役	新町敏行	政策業務室長
常務取締役	西塚英和	人材企画室長、調達部担当
常務取締役	栗原史宜	総合経営企画室共同担当、調達部副担当
常務取締役	丸山源太郎	総合経営企画室共同担当、資金部担当
取締役	世良宣義	政策業務室副室長、資金部副担当
取締役	三好　　晉	コンプライアンス室長
取締役(非常勤)	羽根田勝夫	日本航空株式会社代表取締役副社長
取締役(非常勤)	益子　　隆	日本航空株式会社代表取締役副社長
取締役(非常勤)	河野俊二	東京海上火災保険株式会社相談役
取締役(非常勤)	諸井　　虔	太平洋セメント株式会社相談役
取締役(非常勤)	清水　　仁	東京急行電鉄株式会社代表取締役会長
常勤監査役	古川康中	
常勤監査役	坂井敏之	
常勤監査役	松井茂夫	
監査役	根尾征三	日本航空株式会社常勤監査役
監査役	秋山喜久	関西電力株式会社代表取締役会長
監査役	西村正雄	元株式会社日本興業銀行代表取締役頭取

(注) 取締役のうち河野俊二、諸井　虔、清水　仁は、商法第188条第２項第７号ノ２に定める社外取締役であります。

(注) 監査役のうち秋山喜久および西村正雄は、株式会社の監査等に関する商法の特例に関する法律第18条第１項に定める社外監査役であります。

なお、執行役員の氏名および担当は以下のとおりであります。

役職	氏名	担当業務
執行役員	遠藤　　怜	安全・環境保全推進室長
執行役員	安永純雄	政策業務室副室長(政策渉外担当)(兼)秘書部長
執行役員	金成秀幸	総合経営企画室副室長(兼)政策業務室業務部長
執行役員	土屋文男	総合経営企画室副室長(兼)統合推進会議事務局長
執行役員	横山益久	人材企画室副室長
執行役員	中村利英	総合経営企画室副室長

3．決算期後に生じた会社の状況に関する重要な事実

1.当社は、平成15年4月1日に、商法の簡易分割制度を活用して、日本航空株式会社より、同社の子会社であった株式会社ジャルセールスおよび株式会社ジャルキャピタルに係わる管理営業を承継し、両子会社を当社の直接子会社といたしました。この子会社管理営業分割により、当社は日本航空株式会社から資産67億5千万円、負債67億5千万円を承継いたしました。なお、この子会社管理営業分割において、新株発行を行っていないため、当社の資本金および資本準備金の増加はありません。

2.当グループでは、景況感の悪化、イラク情勢や重症急性呼吸器症候群（ＳＡＲＳ）の影響にともなう旅客需要動向に鑑み、2003年度上期の国際線事業路線便数計画を、当初の計画より減少することといたしました。

3.当グループでは、販売競争力の強化と事業運営の効率化等を目的として、販売体制の一本化を進めており、ホールセール会社に続き、自社系リテール会社の再編を実施することといたしました。具体的には4月1日の株式会社ジャルツアーズと株式会社ジャルストーリーとの合併に引き続き、7月までに、株式会社日本エアシステムの子会社である株式会社ジェイトラベル北海道、株式会社ジェイトラベル東京、株式会社ジェイトラベル大阪、および日本航空株式会社の子会社である株式会社ジャパンツアーシステム九州各社の株式を株式会社ジャルセールスが買い取り、直接子会社とした上で、ジャパンツアーシステム株式会社、北海道ツアーシステム株式会社など各地区のその他のリテール会社が営業譲渡することにより、4地区ごとにリテール会社を、株式会社ジャルトラベル北海道、株式会社ジャルトラベル、株式会社ジャルトラベル西日本、株式会社ジャルトラベル九州に再編する予定です。

本営業報告書中の記載金額および物量は、表示単位未満の端数を切り捨てております。

貸借対照表

（平成15年３月31日現在）

（単位：百万円）

資産の部	
科目	金額
Ⅰ 流動資産	
現金預金	67
営業未収入金	392
1年内回収子会社長期貸付金	31,886
短期前払費用	76
繰延税金資産	6
その他の流動資産	1
小計	32,429
Ⅱ 固定資産	
（有形固定資産）	(744)
建物	681
工具器具備品	63
（無形固定資産）	(10)
ソフトウェア	10
（投資等）	(585,898)
子会社株式	289,851
子会社長期貸付金	295,672
繰延税金資産	13
その他の投資	360
小計	586,653
Ⅲ 繰延資産	
創立費	522
合計	619,604

負債の部	
科目	金額
Ⅰ 流動負債	
営業未払金	451
子会社短期借入金	1,257
1年内返済長期借入金	31,886
未払金	37
未払法人税等	48
未払費用	860
その他の流動負債	38
小計	34,581
Ⅱ 固定負債	
長期借入金	295,672
負債合計	330,253
資本の部	
Ⅰ 資本金	
資本金	100,000
Ⅱ 資本剰余金	
資本準備金	100,000
その他資本剰余金	89,801
資本準備金減少差益	89,801
小計	189,801
Ⅲ 利益剰余金	
当期未処分利益	11
（うち当期利益）	(11)
Ⅳ 自己株式	△ 462
資本合計	289,351
負債・資本合計	619,604

損益計算書

（平成14年10月２日から 平成15年３月31日まで）

（単位：百万円）

科目			金額	
経常損益の部	営業損益の部	営業収益		3,176
		事業収益	3,176	
		営業費用		2,987
		事業費	388	
		販売費及び一般管理費	2,599	
		営業利益		188
	営業外損益の部	営業外収益		0
		受取利息	0	
		その他の営業外収益	0	
		営業外費用		149
		支払利息	3	
		創立費償却	130	
		その他の営業外費用	15	
		経常利益		40
税引前当期利益				40
法人税、住民税及び事業税				48
法人税等調整額				△19
当期利益				11
当期未処分利益				11

注記事項

1．重要な会計方針

(1) 有価証券の評価基準及び評価方法
子会社株式　　移動平均法による原価法
(2) 固定資産の減価償却方法
定額法
(3) 繰延資産の処理方法
創立費　　均等償却（5年間）
(4) ヘッジ会計の方法
特例処理の要件を満たしている金利スワップについて
特例処理によっております。
(5) 消費税等
税抜方式によっております。

2．貸借対照表関係

(1) 記載金額は百万円未満を切り捨てて表示しております。
(2) 子会社に対する短期金銭債権　　32,279百万円
子会社に対する短期金銭債務　　2,023百万円
子会社に対する長期金銭債権　　295,672百万円
なお、上記金額には、貸借対照表において区分掲記した金額を含んでおり：
(3) 有形固定資産の減価償却累計額　　21百万円
(4) 保証債務　　39,410百万円
(5) 1株当たり当期利益　　0円01銭

3．損益計算書関係

(1) 記載金額は百万円未満を切り捨てて表示しております。
(2) 子会社との取引高
営業収益　　3,176百万円
営業費用　　519百万円
営業取引以外の取引高　　51百万円

利益処分案

科　目	金　額
(1) 当期未処分利益の処分 当期未処分利益	11,906,107円
これを次のとおり処分いたします。	
次期繰越利益	11,906,107円
(2) その他資本剰余金の処分 その他資本剰余金	89,801,841,015円
これを次のとおり処分いたします。	
配当金 （1株につき4円）	7,914,584,612円
その他資本剰余金次期繰越高	81,887,256,403円

配当金は、自己株式1,819,097株を除いて計算しております。

メ　モ

会計監査人監査報告書　謄本

独立監査人の監査報告書

平成15年5月19日

株式会社日本航空システム
取締役会　御中

新日本監査法人

代表社員 関与社員　公認会計士　原　田　恒　敏　㊞
代表社員 関与社員　公認会計士　山　田　洋　一　㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第２条の規定に基づき、株式会社日本航空システムの平成１４年１０月２日から平成１５年３月３１日までの第１期営業年度の計算書類、すなわち、貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び利益処分案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。この計算書類及び附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及び附属明細書に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及び附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及び附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1)　貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
(2)　営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
(3)　利益処分案は、法令及び定款に適合しているものと認める。
(4)　附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

また、営業報告書に記載されている後発事象は、次期以降の会社の財産又は損益の状態に重要な影響を及ぼすものである。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査役会監査報告書　謄本

監　査　報　告　書

当監査役会は、平成１４年１０月２日から平成１５年３月３１日までの第１期営業年度における取締役の職務の執行に関して各監査役から監査の方法および結果の報告を受け、協議の上、本監査報告書を作成し、以下のとおり報告いたします。

１．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針等に従い、取締役会その他重要な会議に出席するほか、取締役等から営業の報告を聴取し、重要な決裁書類等を閲覧し、業務および財産の状況を調査いたしました。子会社については、必要に応じて営業の報告を求めるとともに業務および財産の状況を調査し、子会社の監査役と情報および意見の交換を行いました。また、会計監査人から報告および説明を受け、計算書類および附属明細書につき検討を加えました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の財産上の利益供与、子会社または株主との通例的でない取引ならびに自己株式の取得および処分等に関しては、上記の監査の方法のほか、必要に応じて取締役等から報告を求め、当該取引の状況を詳細に調査いたしました。

２．監査の結果

(1)　会計監査人新日本監査法人の監査の方法および結果は相当であると認めます。

(2)　営業報告書は、法令および定款に従い、会社の状況を正しく示しているものと認めます。

(3)　利益処分に関する議案は、会社財産の状況その他の事情に照らし指摘すべき事項は認められません。

(4)　附属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

(5)　取締役の職務遂行に関する不正の行為または法令もしくは定款に違反する重大な事実は認められません。

なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の財産上の利益供与、子会社または株主との通例的でない取引ならびに自己株式の取得および処分等についても取締役の義務違反は認められません。

(6)　子会社調査の結果、取締役の職務遂行に関し指摘すべき事項は認められません。

平成15年５月21日

株式会社日本航空システム　監査役会

常勤監査役　古川康中 ㊞
常勤監査役　坂井敏之 ㊞
常勤監査役　松井茂夫 ㊞
監査役　根尾征三 ㊞
監査役　秋山喜久 ㊞
監査役　西村正雄 ㊞

(注)　監査役秋山喜久および西村正雄は、株式会社の監査等に関する商法の特例に関する法律第18条第１項に定める社外監査役であります。

以　上

【参考資料】

1.　株式会社日本航空システム連結決算概要
2.　日本航空株式会社単体決算概要
3.　株式会社日本エアシステム単体決算概要
4.　ＪＡＬグループの所有航空機
5.　ＪＡＬグループの主な支店、営業所

1．株式会社日本航空システム連結決算概要

連結貸借対照表

（平成15年３月31日現在）

（単位：百万円）

資産の部		負債の部	
科目	金額	科目	金額
Ⅰ 流動資産		Ⅰ 流動負債	
現金及び預金	133,145	営業未払金	204,557
受取手形及び営業未収入金	202,519	短期借入金	23,035
有価証券	14,621	１年内償還社債	67,495
貯蔵品	78,424	１年内返済長期借入金	127,537
繰延税金資産(流動)	16,597	未払法人税等	5,320
その他	88,131	繰延税金負債(流動)	73
貸倒引当金	△ 3,117	その他	187,327
小計	530,322	小計	615,346
Ⅱ 固定資産		Ⅱ 固定負債	
		社債	218,700
（有形固定資産）	(1,382,615)	長期借入金	864,385
建物及び構築物	256,529	退職給付引当金	143,670
機械装置及び運搬具	41,273	繰延税金負債(固定)	413
航空機	915,938	その他	51,988
土地	88,979		
建設仮勘定	53,203	小計	1,279,158
その他	26,690		
		負債合計	1,894,505
（無形固定資産）	(53,127)		
ソフトウェア	49,820	少数株主持分	23,522
連結調整勘定	306	資本の部	
その他	3,000		
		Ⅰ 資本金	100,000
（投資等）	(206,219)	Ⅱ 資本剰余金	147,175
投資有価証券	77,043	Ⅲ 利益剰余金	23,481
長期貸付金	18,498	Ⅳ その他有価証券評価差額金	△ 780
繰延税金資産(固定)	41,503	Ⅴ 為替換算調整勘定	△ 7,451
その他	73,701	Ⅵ 自己株式	△ 8,168
貸倒引当金	△ 4,528		
小計	1,641,962	資本合計	254,256
合計	2,172,284	合計	2,172,284

（注）

(1)有形固定資産の減価償却累計額　当期　1,661,854百万円

(2)偶発債務

保証債務　当期　15,207百万円

保証予約及び経営指導念書等　当期　2,133百万円

社債の債務履行引受契約に係る偶発債務　当期　30,000百万円

(3)自己株式数　当期　19,863,126株

連結損益計算書

（平成14年4月1日から 平成15年3月31日まで）

（単位：百万円）

区分	区分	科目	金額	金額
経常損益の部	営業損益の部	営業収益		2,083,480
		事業収益	2,083,480	
		営業費用		2,072,891
		事業費	1,661,421	
		販売費及び一般管理費	411,469	
		営業利益		10,589
	営業外損益の部	営業外収益		59,249
		受取利息及び配当金	2,932	
		持分法による投資利益	340	
		その他	55,976	
		営業外費用		53,998
		支払利息	34,657	
		為替差損	1,975	
		その他	17,365	
		経常利益		15,840
特別損益の部		特別利益		11,999
		固定資産売却益	4,446	
		投資有価証券売却益	4,623	
		その他の特別利益	2,928	
		特別損失		23,758
		固定資産処分損	9,852	
		統合関連費用	7,304	
		その他の特別損失	6,600	
税金等調整前当期純利益				4,081
法人税、住民税及び事業税				8,100
法人税等調整額				△16,468
少数株主利益				804
当期純利益				11,645

日本航空システム連結　注記事項

連結財務諸表作成の基本となる事項

1．連結の範囲に関する事項

子会社307社のうち次に示す13社を含む171社が連結の範囲に含められている。

日本航空株式会社
株式会社日本エアシステム
日本アジア航空株式会社
日本トランスオーシャン航空株式会社
株式会社ジャルウェイズ
株式会社ジャル エクスプレス
日本エアコミューター株式会社
株式会社エージーピー
株式会社ジャルセールス
株式会社ジャルパック
株式会社ジャルツアーズ
株式会社ジャルホテルズ
株式会社ＪＡＬＵＸ

期首と比し、連結子会社であったジャルインフォテック株式会社は、保有株式売却に伴い子会社でなくなったため、連結の範囲から除外し持分法適用会社とした。同じく連結子会社であったジェイティエイ インフォコム株式会社は、持株比率の減少により子会社でなくなったため、連結の範囲から除外し持分法適用会社とした。また、従来連結子会社であったCOCOS LAGOON DEVELOPMENT CORPORATIONは、保有株式売却に伴い当期より連結の範囲から除外した。さらに、連結子会社であったALIVE INSURANCE PTE.,LTD、株式会社ジェイエイエスカストマーサービスは、重要性の観点より連結の範囲から除外している。なお、沖縄ケータリングサービス株式会社及び、エイジィエス通商株式会社は清算により連結から除外している。

従来、連結子会社であったジャル ファイナンス株式会社と日航グループファイナンス株式会社は、日航リース株式会社と合併し、称号を株式会社ジャルキャピタルへ変更している。また、従来持分法適用会社であった千歳国際ホテル株式会社は、株式会社ジャルホテルズによる増資引き受けにより連結子会社としている。なお、新規設立会社である株式会社ジャル リーブル及び、JLC INSURANCE COMPANY LIMITEDを連結子会社としている。

2．持分法の適用に関する事項

非連結子会社136社及び関連会社99社のうち、日本タービンテクノロジー株式会社等27社に対する投資については、持分法を適用している。

期首と比し、ジャルインフォテック株式会社は保有株式売却、ジェイティエイ インフォコム株式会社は持株比率の減少に伴い持分法を適用、千歳国際ホテル株式会社は増資引き受けにより連結子会社へ移行している。

3．連結子会社の事業年度等に関する事項

連結子会社のうち、PACIFIC FUEL TRADING CORPORATION等25社は決算日が12月31日であり、JLC INSURANCE COMPANY LIMITEDは決算日が２月28日であるが、連結決算日との間の連結会社間取引は重要な不一致についてのみ必要な修正を行うこととしている。

4．会計処理基準に関する事項

(1) 重要な資産の評価基準及び評価方法

①たな卸資産　主として、移動平均法に基づく原価法により評価している。

②有価証券　その他有価証券

・時価のあるもの　決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理している。）により評価している。また、売却原価は主として移動平均法により処理している。

・時価のないもの　主として、移動平均法に基づく原価法により評価している。

③デリバティブ　時価法により評価している。

(2) 固定資産の減価償却方法

航空機本体(予備原動機及び予備部品を含む。)	定額法並びに定率法
航空機を除く有形固定資産	日本航空株式会社及び株式会社日本エアシステム　定額法 上記以外　主として定率法
無形固定資産	定額法

(3) 重要な引当金の計上基準

①退職給付引当金
・従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき計上している。
・会計基準変更時差異は、主として15年による均等額を費用処理している。
・数理計算上の差異は、発生した翌期より主として15年で定額法により費用処理している。
・過去勤務債務は、主としてその発生時に費用処理することとしている。また、一部の連結子会社は、その発生時の従業員の平均残存勤務期間以内の一定の年数による按分額を費用処理している。

②貸倒引当金
・債権の貸倒による損失に備えるため、一般債権については貸倒実績率法により、貸倒懸念債権等の個別の債権については回収可能性を検討し、回収不能見込額を計上している。

(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準

外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理している。なお、在外子会社等の資産及び負債、収益及び費用は決算日の直物為替相場により円貨に換算し、換算為替差額は少数株主持分及び資本の部における為替換算調整勘定に含めて計上している。

(5) 重要なリース取引の処理方法

主として、リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。

(6) 重要なヘッジ会計の方法

繰延ヘッジ処理によっている。為替予約等が付されている外貨建金銭債権債務については、振当処理を行っている。

さらに、特例処理の要件を満たす金利スワップについては、特例処理を採用している。

(7) 消費税等の会計処理

税抜方式によっている。

(8) 資本連結手続に関する事項

日本航空株式会社及び株式会社日本エアシステムの株式移転による企業結合に関する資本連結手続きについては持分プーリング法を適用している。

5. 投資勘定と資本勘定との相殺消去に関する事項

連結調整勘定の償却については、5年間の均等償却を行っている。

6. 連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価については、全面時価評価法を採用している。

7. 利益処分項目等の取扱いに関する事項

連結剰余金計算書は、当期中に確定した連結会社の利益処分（損失処理）に基づいて作成されている。

8. 連結キャッシュ・フロー計算書における資金の範囲

現金及び現金同等物には、現金及び取得日から3ヶ月以内に満期が到来する流動性の高い、容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない短期投資を計上している。

9. 関連当事者との取引

該当なし。

重要な後発事象

当グループでは、景況感の悪化、イラク情勢や重症急性呼吸器症候群（ＳＡＲＳ）の影響に伴う旅客需要動向に鑑み、2003年度上期の国際線事業路線便数計画を、当初の計画より減少することとした。

2．日本航空株式会社単体決算概要

第53期日本航空
貸借対照表

（平成15年３月31日現在）

（単位：百万円）

資産の部		負債の部	
科目	金額	科目	金額
Ⅰ 流動資産		Ⅰ 流動負債	
現金預金	69,606	営業未払金	156,813
営業未収入金	151,310	子会社短期借入金	6,750
有価証券	17,788	1年内返済長期借入金	27,606
貯蔵品	58,031	1年内返済親会社長期借入金	1,815
短期前払費用	6,178	1年内償還社債	61,845
繰延税金資産	10,926	未払金	24,987
その他の流動資産	75,841	未払法人税等	29
貸倒引当金	△ 148	未払費用	33,650
		前受金	25,208
		預り金	17,083
		航空運送預り金	14,735
		その他の流動負債	14,192
小計	389,534	小計	384,717
Ⅱ 固定資産		Ⅱ 固定負債	
		社債	217,000
（有形固定資産）	(836,818)	長期借入金	286,983
建物	92,598	親会社長期借入金	198,336
構築物	3,702	退職給付引当金	91,533
機械装置	24,184	関連事業損失引当金	10,194
航空機	604,030	その他の固定負債	51,273
車両運搬具	1,644	小計	855,321
工具器具備品	12,774		
土地	46,535	負債合計	1,240,039
建設仮勘定	51,348		
		資本の部	
（無形固定資産）	(39,066)	Ⅰ 資本金	
ソフトウェア	38,469	資本金	188,550
その他の無形固定資産	597		
		Ⅱ 資本剰余金	
（投資等）	(220,640)	資本準備金	32,516
投資有価証券	55,502		
子会社株式	97,620	Ⅲ 利益剰余金	
長期貸付金	12,375	利益準備金	1,782
長期前払費用	3,265	特別償却準備金	4,911
繰延税金資産	26,746	当期未処分利益	20,858
その他の投資	26,848	（うち 当期利益）	(18,717)
貸倒引当金	△ 1,718	小計	27,551
		Ⅳ 株式等評価差額金	△ 2,598
小計	1,096,525	資本合計	246,020
合計	1,486,059	合計	1,486,059

第53期日本航空
損益計算書

（平成14年4月1日から 平成15年3月31日まで）

（単位：百万円）

科目			金額	
経常損益の部	営業損益の部	営業収益		1,233,898
		事業収益	1,233,898	
		営業費用		1,233,100
		事業費	996,268	
		販売費及び一般管理費	236,831	
		営業利益		798
	営業外損益の部	営業外収益		46,494
		受取利息及び配当金	3,738	
		その他の営業外収益	42,756	
		営業外費用		38,922
		支払利息	24,274	
		為替差損	1,053	
		その他の営業外費用	13,594	
		経常利益		8,370
特別損益の部	特別利益			8,234
		固定資産売却益	3,994	
		子会社株式売却益	562	
		投資有価証券売却益	3,677	
	特別損失			10,080
		固定資産処分損	2,061	
		特別退職金	1,001	
		投資有価証券評価損	1,761	
		関連事業損失引当金繰入額	226	
		統合関連費用	5,028	
税引前当期利益				6,524
法人税、住民税及び事業税				333
法人税等調整額				△12,527
当期利益				18,717
前期繰越利益				2,141
当期未処分利益				20,858

第53期日本航空　注記事項

1．重要な会計方針

(1) 有価証券の評価基準及び評価方法

子会社株式及び関連会社株式		移動平均法による原価法
その他有価証券	時価のあるもの	市場価格等による時価法 評価差額は全部資本直入法 売却原価は移動平均法
	時価のないもの	移動平均法による原価法

(2) 棚卸資産の評価基準及び評価方法　　移動平均法による原価法

(3) 固定資産の減価償却方法

航空機	
本体（予備原動機を含む。）	定額法並びに定率法
予備部品	定率法
航空機を除く有形固定資産	定額法
無形固定資産	定額法

(4) 引当金の計上基準

退職給付引当金　当期末における退職給付債務及び年金資産の見込額に基づき計上しております。
会計基準変更時差異は、15年で按分し費用処理しております。
数理計算上の差異は、発生した翌期より15年で定額法により費用処理しております。
過去勤務債務は、発生時に費用処理することとしております。

貸倒引当金　一般債権は貸倒実績率法、貸倒懸念債権等は回収可能性を検討し、回収不能見込額を計上しております。

関連事業損失引当金　関連事業に係る撤退等に伴う損失に備えるため、当社が負担することとなる損失見込額を関連事業損失引当金（平成14年改正前商法第287条の2に規定する引当金）として計上しております。

(5) リース取引の処理方法　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

(6) ヘッジ会計の方法　原則として、繰延ヘッジ処理によっております。

(7) 消費税等の会計処理　税抜方式によっております。

(8) 表示方法の変更　前期においてその他の営業外収益に含めていた機材部品保証益（当期4,309百万円）及びその他の営業外費用に含めていた機材部品保証費（当期4,619百万円）は、取引実体に鑑み相殺して表示することとし、その他の営業外費用に含めて表示しております。

・当期における貸借対照表の資本の部については、商法施行規則（平成14年4月1日施行　法務省令第22号）により作成しております。

2．貸借対照表関係

(1) 記載金額は、百万円未満を切り捨てて表示しております。

(2)

子会社に対する短期金銭債権	75,358百万円
子会社に対する短期金銭債務	60,091百万円
子会社に対する長期金銭債権	5,385百万円
子会社に対する長期金銭債務	43,187百万円

なお、上記金額には、貸借対照表において区分掲記した金額を含んでおります。

(3)

親会社に対する短期金銭債権	626百万円
親会社に対する短期金銭債務	2,052百万円
親会社に対する長期金銭債務	198,336百万円

なお、上記金額には、貸借対照表において区分掲記した金額を含んでおります。

(4) 親会社株式3,963百万円(17,309,845株)は、有価証券に含まれております。

(5) 有形固定資産の減価償却累計額　1,035,443百万円

(6) 貸借対照表に計上した固定資産のほか、リース契約により使用している航空機等があります。

(7) 主な外貨建の資産及び負債

営業未収入金	25,637百万円	（外貨による金額　129,731千米ドル他）
子会社株式	28,488百万円	（外貨による金額　150,526千米ドル他）
営業未払金	20,387百万円	（外貨による金額　96,872千米ドル他）

なお、決済時の円貨額が確定していることにより、為替相場の変動の影響を受けないものは除いております。

(8) 担保に供している資産

	航　空　機	349,696百万円
	建　　　物	75,913百万円
	土　　　地	37,699百万円
	投資有価証券	19,107百万円
	子会社株式	2,901百万円
	機械装置	1,383百万円
(9)	保証債務	358,575百万円
	保証予約及び経営指導念書等	59,874百万円
(10)	社債の債務履行引受契約に係る偶発債務	30,000百万円
(11)	１株当たりの当期利益	10円50銭

3．損益計算書関係

(1) 記載金額は、百万円未満を切り捨てて表示しております。

(2) 子会社との取引高

営業収益	55,009百万円
営業費用	254,018百万円
営業取引以外の取引高	9,773百万円

(3) 親会社との取引高

営業収益	388百万円
営業費用	2,234百万円
営業取引以外の取引高	289百万円

3．株式会社日本エアシステム単体決算概要

第40期日本エアシステム
貸借対照表

（平成15年3月31日現在）

（単位：百万円）

資産の部		負債の部	
科目	金額	科目	金額
流動資産	58,924	流動負債	125,850
現金・預金	4,989	営業未払金	33,023
営業未収入金	23,486	短期借入金	5,003
有価証券	18	一年内返済長期借入金	26,247
貯蔵品	17,057	一年内返済親会社長期借入金	30,071
前払費用	2,579	一年内償還予定社債	5,300
繰延税金資産	237	未払金	7,866
その他流動資産	10,979	未払費用	5,103
貸倒引当金	△ 423	未払消費税等	2,244
		前受金	8,693
固定資産	357,279	預り金	1,594
(有形固定資産)	(324,933)	前受収益	111
建物	61,639	その他流動負債	590
構築物	1,111		
機械装置	6,204	固定負債	268,884
航空機	251,081	社債	1,700
車両運搬具	823	長期借入金	129,168
工具器具備品	2,998	親会社長期借入金	97,336
土地	345	長期未払金	10,484
建設仮勘定	729	預り保証金	3,008
		退職給付引当金	26,835
(無形固定資産)	(3,002)	役員退職引当金	351
ソフトウェア	2,697		
施設利用権	129	負債合計	394,735
その他無形固定資産	176	資本の部	
(投資等)	(29,343)	資本金	23,486
投資有価証券	10,059		
子会社株式	2,094	資本剰余金	2,674
差入保証金	7,976	資本準備金	2,674
長期前払費用	2,592		
繰延税金資産	4,950	利益剰余金	△ 4,692
その他投資	1,763	当期未処理損失	4,692
貸倒引当金	△ 94	（うち当期損失）	(4,692)
繰延資産	33	株式等評価差額金	34
開発費	33		
		資本合計	21,502
資産合計	416,237	負債・資本合計	416,237

第40期日本エアシステム
損益計算書

（平成14年４月１日から
平成15年３月31日まで）

（単位：百万円）

科目	金額	
経常損益の部		
営業損益の部		
営業収益		338,132
営業費用		
事業費	292,168	
販売費及び一般管理費	48,318	340,486
営業損失		2,353
営業外損益の部		
営業外収益		
受取利息及び配当金	114	
その他の収益	7,568	7,682
営業外費用		
支払利息	7,715	
その他の費用	2,216	9,931
経常損失		4,603
特別損益の部		
特別利益		
投資有価証券売却益	155	155
特別損失		
統合関連費用	1,622	
固定資産除却損	1,539	
投資有価証券評価損	184	
特別退職金	54	3,401
税引前当期損失		7,848
法人税、住民税及び事業税		63
法人税等調整額		△ 3,219
当期損失		4,692
前期繰越利益		―
当期未処理損失		4,692

第40期日本エアシステム　注記事項

［重要な会計方針］

1．たな卸資産の評価基準及び評価方法	移動平均法による原価法
2．有価証券の評価基準及び評価方法	
子会社株式及び関連会社株式	移動平均法による原価法
その他有価証券	時価のあるもの：期末日の市場価格等に基づく時価法（評価差額は、全部資本直入法により処理し、売却原価は移動平均法により算定） 時価のないもの：移動平均法による原価法
3．デリバティブの評価基準及び評価方法	時価法
4．固定資産の減価償却方法	
有形固定資産	定額法
無形固定資産	定額法 ただし、ソフトウェア（自社利用）については、社内における見込利用可能期間（5年）に基づく定額法。
5．繰延資産の会計処理	
開発費	新型航空機に係わる重要な訓練費及び乗員の自社養成に係わる訓練費を計上しており、その償却方法は、商法の規定する5年間に毎期均等額の償却を行う方法を採用している。
6．引当金の計上基準	
貸倒引当金	債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上している。
退職給付引当金	従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産に基づき、当期末において発生している額を計上している。なお、会計基準変更時差異（23,192百万円）については、15年による按分額を費用処理している。 数理計算上の差異は、各期の発生時における従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により按分した額をそれぞれ発生の翌期から費用処理することとしている。
役員退職引当金	役員の退職金の支出に備えるため、「役員退職慰労金内規」に基づく要支給額を計上している。 当引当金は、平成14年改正前商法第287条ノ2に該当する引当金である。
7．リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。
8．ヘッジ会計の方法	原則として繰延ヘッジ処理によっている。
9．消費税等の会計処理	税抜方式によっている。

10．当期における貸借対照表の資本の部については、商法施行規則（平成14年4月1日施行 法務省令第22号）により作成している。

［貸借対照表］

1．記載金額は、百万円未満を切り捨てて表示している。
2．子会社に対する　短期金銭債権　8,681百万円
　　短期金銭債務　6,651百万円
3．親会社に対する　短期金銭債権　89百万円
　　短期金銭債務　30,219百万円
　　長期金銭債務　97,336百万円
4．「有価証券」は、親会社株式（80,004株　18百万円）である。
5．有形固定資産の減価償却累計額　277,187百万円
6．リース契約により使用する固定資産　貸借対照表に計上した固定資産のほか、リース契約により使用している航空機29機および電子計算機等がある。
7．担保に供している資産
　　建物　51,847百万円
　　機械装置　1,346百万円
　　航空機　139,898百万円
8．保証債務及び保証予約等　344,390百万円
9．主な外貨建の資産及び負債
　　営業未収入金　1,214百万円（外貨による金額7,037千米ドル他）
　　子会社株式　55百万円（外貨による金額3,000千香港ドル他）
　　営業未払金　866百万円（外貨による金額7,053千米ドル他）
10．時価評価により増加した純資産の額　34百万円
11．1株当たり当期損失　214円38銭
12．資本の欠損額　4,692百万円

［損益計算書］

1．記載金額は、百万円未満を切り捨てて表示している。
2．子会社との取引高
　　営業収益　2,938百万円
　　営業費用　45,757百万円
　　営業取引以外の取引高　374百万円
3．親会社との取引高
　　営業費用　550百万円
　　営業取引以外の取引高　148百万円

（追加情報）
1．従業員賞与
　従来は、支払期間に応じた支払見込額を未払費用として事業費と販売費および一般管理費に計上していたが、平成14年度から支払対象期間が変更されたことに伴い、当期において未払費用は発生しないこととなった。
　この結果当期は、支払対象期間変更前と比べ、未払費用の額は3,761百万円減少しており、営業損失、経常損失、税引前当期損失については、3,492百万円減少している。

4．ＪＡＬグループの所有航空機

機　　種	機　数	座席数または搭載可能重量	備　　考
B747-400型（長距離用）	34	299～449席	うち４機は賃借中
B747LR-SUD型（長距離用）	14	350～483席	
B747LR型（長距離用）	12	383～462席	うち５機は賃借中
B747-400D型（短距離用）	8	568席	うち３機は賃借中
B747SR-SUD型（短距離用）	2	563席	
B747SR型（短距離用）	1	533席	
B747F型（貨物専用）	10	最大115トン	うち３機は賃借中
（小計）	（81）		
B777-200型	12	380、389席	うち２機は賃借中
B777-300型	5	470席	５機とも賃借中
B777-200ER型	3	302席	３機とも賃借中
（小計）	（20）		
MD-11型	6	233～264席	うち２機は賃借中
DC-10-40型	15	264～318席	
A300-600R型	22	239、292席	うち10機は賃借中
A300型	14	255～298席	うち３機は賃借中
（小計）	（36）		
B767-200型	3	230席	
B767-300型	22	232～270席	うち８機は賃借中
B767-300ER型	3	237席	３機とも賃借中
（小計）	（28）		
MD-90型	16	166席	うち３機は賃借中
MD-81型	18	163席	うち10機は賃借中
MD-87型	8	134席	うち２機は賃貸中
（小計）	（42）		
B737-400型	23	150～167席	うち14機は賃借中
DHC-8-400型	2	74席	２機とも賃貸中
YS-11型	11	64席	
CRJ200型	5	50席	５機とも賃貸中
SAAB 340B型	14	36席	うち７機は賃貸中
JS-31型	3	19席	うち１機は賃借中
合　　計	286		

5．ＪＡＬグループの主な支店、営業所

国内：札幌、北見、旭川、釧路、帯広、函館、青森、秋田、盛岡、仙台、山形、福島、東京、新潟、名古屋、金沢、富山、長野、大阪、和歌山、岡山、広島、松山、高知、高松、徳島、松江、山口宇部、福岡、北九州、長崎、熊本、大分、宮崎、鹿児島、奄美、沖縄

海外：グアム、サイパン、北京、天津、青島、上海、大連、厦門、広州、西安、昆明、香港、ソウル、プサン、マニラ、バンコク、ハノイ、ホーチミンシティ、クアラルンプール、シンガポール、ジャカルタ、デンパサール、ニューデリー、カイロ、シドニー、ブリスベン、オークランド、モスクワ、フランクフルト、アムステルダム、チューリヒ、ロンドン、パリ、マドリード、ミラノ、ローマ、ウィーン、バンクーバー、ニューヨーク、シカゴ、アトランタ、サンフランシスコ、ロサンゼルス、ラスベガス、アンカレジ、ホノルル、コナ、メキシコシティ、サンパウロ、台北、高雄

工場：羽田地区整備工場、成田地区整備工場

株主メモ

決算期日	3月31日
定時株主総会	6月
同総会権利行使株主確定日	3月31日
名義書換代理人	東京都千代田区丸の内一丁目4番3号 UFJ信託銀行株式会社
同事務取扱所 (郵便物送付・電話照会)	東京都江東区東砂七丁目10番11号(〒137-8081) UFJ信託銀行株式会社　証券代行部 電話 (03)5683-5111(代表)
同取次所	UFJ信託銀行株式会社　全国各支店 野村證券株式会社 本店ならびに全国各支店
1単元の株式の数	1,000株
公告掲載新聞	東京都において発行する日本経済新聞